Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and six months ended June 30, 2026

Background

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through August 13, 2026, unless otherwise noted.

This MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three and six months ended June 30, 2026 and 2025. The June 30, 2026 interim condensed consolidated financial statements and related notes of DeFi (the “Interim Financial Statements”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Please refer to the notes of the December 31, 2025 annual audited consolidated financial statements (the “Annual Financial Statements”) for disclosure of the Company’s significant accounting policies. Unless otherwise noted, all references to currency in this MD&A refer to U.S. dollars. References to Q2 2026 are to the three months ended June 30, 2026; Q2 2025 are to the three months ended June 30, 2025.

Additional information, including our Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) and is available online under the Company’s SEDAR+ profile at www.sedarplus.ca.

Cautionary Statement Regarding Forward Looking Information

This MD&A contains “forward-looking information” within the meaning of that term under Canadian securities laws. This information relates to future events or future performance and reflects the Company’s expectations and assumptions regarding such future events and performance. Forward-looking information can be identified by the use of words such as, but not limited to, “plans”, “expects”, “project”, “predict”, “potential”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such information includes, but is not limited to, expectations, projections or other characterizations of future events or circumstances; the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook; and statements regarding the future of centralized and decentralized finance.

In particular, all statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future contain forward-looking information, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company and its subsidiaries;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry and the Company’s Equity Investments in Digital Assets (as defined herein);

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s Asset Management, Ventures and Infrastructure business lines;

●	development of ETPs and partnerships and joint ventures with other companies;

●	growth of assets under management (“AUM”);

●	listing of ETPs;

●	identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	digital asset staking, lending or trading transactions;

●	the Company becoming more active in the stablecoin market in the future;

●	the continued listing of the Company’s common shares on Nasdaq Capital Market (“Nasdaq”);

●	DeFi Advisory and the development of digital asset treasury companies;

●	anticipated lending and staking income and management fees charged on ETPs;

●	hedging activities;

●	the Company receiving the outstanding balance of BTC owed to it by Genesis;

●	investment performance of ETPs, DeFi protocols and digital assets underlying ETPs and portfolio companies that the Company has invested in;

●	additional locations and distribution channels coming online in 2026, and the Company being able to expand presence across Europe and Latin America, and bringing new regions, such as Africa and the Middle East, into the platform;

●	the Company’s global expansion positioning the Company for long-term growth, leveraging strategic partnerships, market-first advantages, and increasing investor demand to strengthen its market leadership;

●	future development of laws and regulations governing the DeFi industry, in particular in the United States;

●	the development of new investment products and institutional investment vehicles intended primarily for institutional and professional investors;

●	the anticipated development, timing and launch of the Valour Custody platform;

●	the Company’s implementation and proposed use of artificial intelligence;

●	the Company’s plans to evaluate and modify its operating structure and cost base, reduce expenditures, lower its break-even level, improve operating efficiency and achieve operating leverage;

●	the growth of Stillman Digital;

●	the MicroStrategy preferred shares;

●	the Company’s evaluation and potential completion of strategic investments, acquisitions and consolidation opportunities;

●	the development and adoption of stablecoin infrastructure;

●	Stablecorp;

●	the Company’s ability to regain and maintain compliance with Nasdaq’s minimum bid price requirement and matters in connection therewith;

●	the amount and timing of any further recovery from Genesis;

●	the expected reduction and reversal of the DLOM applicable to the Company’s locked digital assets and Equity Investments in Digital Assets;

●	the sufficiency of the Company’s cash, cash equivalents, working capital and other sources of capital to fund its operations, working capital requirements and planned expenditures;

●	the future value, yield and performance of the Company’s investment in STRC preferred shares;

●	the implementation, configuration and anticipated January 1, 2027 go-live date of NetSuite and Cryptio, the proposed parallel operation of the new and legacy systems, the anticipated remediation of the identified material weakness in ICFR and the timing and outcome of management’s testing of the relevant controls;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	future outbreaks of infectious diseases;

●	the impact of climate change;

●	the Company’s ability to regain and maintain compliance with the minimum required closing bid price for continued listing on the Nasdaq; and

●	other expectations of the Company.

Forward-looking information and statements above involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Important factors that could cause actual results to differ materially from the Company’s expectations are described in the Company’s documents filed from time to time with the applicable regulatory authorities and such factors include, but are not limited to, risks related to the staking and lending of cryptocurrencies, DeFi protocol tokens, or other digital assets; risks relating to momentum pricing and volatility of cryptocurrencies, DeFi protocol tokens, and other digital assets; cybersecurity threats, security breaches and hacks; the relative novelty of cryptocurrency exchanges and other trading venues; regulatory risks; hedging risk; the U.S. classification of crypto assets and the Investment Company Act of 1940; the issuance of crypto ETPs in the EU and non-EU countries; risk related to the Company’s Ventures portfolio exposure; risks associated with the lending and staking of digital assets, risks related to the Company’s internal arbitrage and trading business, risks associated with banks cutting off services to businesses that provide cryptocurrency related services; the impact of geopolitical events; the further development and acceptance of digital and DeFi networks; trade errors; dependence on investment manager, discretion as to distributions and timing of withdrawals, discretion as to form of payment, risks and uncertainties associated with custodians of digital assets; conditions on equity investments in digital assets; development and acceptance of the digital asset network, digital asset audit risk, risk of total loss of equity investment in digital assets, risk of loss, theft or destruction of cryptocurrencies; risks associated with the irrevocability of transactions; risks associated with the potential failure to maintain the cryptocurrency networks; risks associated with the potential manipulation of blockchain; risks that miners may cease operations; risks related to insurance; risks related to the concentration of investments; risks related to competition; risk related to investments in private issuers and illiquid securities; risks related to cash flow, revenue and liquidity; risk management, risks related to the Company’s dependence on management personnel; risks related to macro-economic conditions; risks related to the availability or opportunities and competition for investments; risks related the share prices of investments; risks related to additional financing requirements; risks related to the return on investments; failure to develop and execute successful investment or trading strategies, risks related to the management of the Company’s growth; social, political, environmental, and economic risks in the countries in which the Company’s investment interests are located; risks related to hostilities, geo-political events and wars, risks related to the due diligence process undertaken by the Company in connection with investment opportunities; risks related to exchange-rate fluctuations; risks related to non-controlling interests; risks related to changes in legislation and regulations; risks related to the fact the Company is likely a passive foreign investment company for U.S. federal income tax purposes; risks associated with the Company’s limited operating history and no history of operating revenue and cash flow; risks associated with the Company having limited cash flow and funds in reserve which may not be sufficient to fund its ongoing activities at all times; risks associated with material weakness in the Company’s financial statements, risk related to the restatement of the Company’s historical financial statements, lack of comprehensive accounting guidance for digital assets under IFRS accounting standards; risks associated with conflicts of interest; litigation risk, risks associated with the volatility of the Company’s common shares market price and the Company’s ability to regain and maintain compliance with the minimum required closing bid price for continued listing on the Nasdaq, risks associated with share imbalances, risks associated with the future dilution of shareholders’ interest in the Company; and risks associated with the Company’s history of never paying dividends; and other risks described herein including under the heading “Risks and Uncertainties”.

When relying on forward-looking information to make decisions, readers should ensure that the preceding information, the risks and uncertainties described in “Risks and Uncertainties” and the other contents of this MD&A are all carefully considered. The forward-looking information contained herein is current as of the date of this MD&A, and, except as may be required by applicable law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking information contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any information is based. Readers should not place undue importance on such forward-looking information and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s public filings available under its profile on SEDAR+ at www.sedarplus.ca and at www.cboe.ca.

With regard to all information included herein relating to companies in the Company’s Venture portfolio, the Company has relied on information provided by the investee companies and on publicly available information disclosed by the respective companies.

Overview of the Company

The Company is a publicly listed issuer on the Cboe Canada Inc. (“Cboe Canada”) stock exchange trading under the symbol “DEFI” and the Nasdaq stock market in the United States under the symbol “DEFT”. The Company is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance. On behalf of its shareholders and investors, it identifies opportunities and areas of innovation and builds and invests in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. The Company does so through four distinct business lines: Asset Management, DeFi Alpha, Stillman Digital, and DeFi Ventures, DeFi Technologies also reiterated its focus on accelerating growth through product innovation and geographic expansion. In 2025, DeFi Technologies, through Valour, advanced distribution across regulated venues, including the London Stock Exchange and SIX Swiss Exchange, and entered the Brazilian market.

The Company’s Interim Financial Statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying Interim Financial Statements.

Investment Pillars

DeFi operated through four core pillars during Q2 2026:

Asset Management

The Company through its wholly-owned subsidiary Valour Inc. (“Valour”), and Valour Digital Securities Limited (“VDSL” is developing Exchange Traded Products (“ETPs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETPs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a self-custodial wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

Rather than relying solely on management fees from listed ETP products, the Company has monetized multiple activities across the stack, including:

●	market making and liquidity provisioning; and

●	staking and yield generation on underlying assets.

Valour monetizes its AUM primarily through trading, staking, management fees, and trade-flow arbitrage. Valour also retains staking yields generated on the digital assets underlying its ETPs. This vertically integrated model enables recurring, protocol-driven revenue as AUM grows.

DeFi Alpha

DeFi Alpha is a specialized trading desk within DeFi focused on opportunistic trading and arbitrage across the digital asset ecosystem. The desk seeks to generate returns by identifying attractive market dislocations and pricing inefficiencies, with opportunities sourced through deep market experience and strong counterparty relationships.

Its activities span both centralized and decentralized markets, with a focus on disciplined execution, prudent risk management, and capitalizing on opportunities as they arise.

Stillman Digital

Stillman Digital is a digital asset trading firm that provides OTC trading, liquidity solutions, and market-making services to institutional counterparties across global cryptocurrency markets.

DeFi Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

Reflexivity Research and DeFi Advisory

The Company discontinued reporting on its Reflexivity Research and DeFi Advisory business lines effective January 1, 2026 given the low levels of revenue generated by these business lines. Revenues from these businesses have been included in “other revenues” as part of the main asset management business.

Highlights For The Three Months Ended June 30, 2026:

Valour’s Top ETPs by AUM

Valour’s AUM on June 30, 2026 was $396.9 million. Average AUM for Q2 2026 was $471.5 million falling from $533.6 million in Q1 2026 and $760.2 million in Q2 2025 comparative quarter. The lower AUM is due to crypto price declines as the Company did have a $22.8 million positive inflow into its ETP product for the six months ended June 30, 2026 (the inflow was $12.5 M in cash and $10.3 million in HBAR crypto paid for ETP certificates).

Q2 2026, like Q1 2026, was very challenging period for global market conditions as war in Iran and the resultant significant increase in energy prices and associated increased inflation risk and threats of higher interest rates drove a broad risk off environment across asset classes. Cryptocurrency prices fell as part of the risk-off environment with Bitcoin (“BTC”) falling approximately 13% and Ethereum (“ETH”) approximately 24% during Q2 2026 after steep falls during Q1 2026. The altcoins in general fell more than Bitcoin.

As of June 30, 2026, Valour’s ETPs with the highest AUM were:

●	VALOUR BTC: $154,979,308

●	VALOUR SOL: $94,732,469

●	VALOUR ETH: $36,522,096

●	VALOUR XRP: $21,241,475

●	VALOUR SUI: $12,846,097

●	VALOUR ADA: $9,710,020

A chart showing the development of the Company’s AUM is below:

By December 31, 2025, Valour reached 102 listed ETPs and built a more diversified regulated digital asset shelf globally. While the Company did not launch any further ETPs during the six months ended June 30, 2026, it focused on increasing its product offerings in the various markets where it operates.

On April 22, 2026, the Company announced it secured a $11 million institutional investment into its Hedera ETPs, including $10 million on Borse Frankfurt and $1 million on Sweden’s Spotlight, supporting continued AUM growth in Germany. The transactions originated through DeFi Technologies’ Abu Dhabi symposium and reflect growing institutional demand for regulated Hedera (HBAR) exposure through familiar exchange traded investment products. The investment reinforces the signaling power of the DVIO Index, highlighting how Valour’s ETP platform and proprietary market intelligence can help identify digital assets gaining traction with sophisticated allocators.

Strengthening the Management Team

New Chief Revenue Officer

On April 1, 2026, the Company announced the appointment of Mr. Jacob Lindberg as Chief Revenue Officer of Valour where he will lead commercial strategy across the Nordics and broader European markets to support platform growth, institutional partnerships, and regional expansion. Mr. Lindberg is the founder and former CEO of Vinter, a regulated crypto index provider later acquired by Kaiko, and has experience developing index methodologies behind several notable digital asset investment products listed across major European exchanges. Under his leadership, Vinter’s indexes underpinned financial products listed on major exchanges, including Nasdaq, the London Stock Exchange, Deutsche Börse Xetra, Spotlight, and the SIX Swiss Exchange. In 2024, Vinter was acquired by Kaiko, a financial data infrastructure company. During his time at Vinter, Mr. Lindberg raised a US$3.4 million seed round at a valuation of more than US$20 million, led by Octopus Ventures, and grew the business into an index provider serving many of the world’s largest crypto asset managers. He was also named to the Forbes 30 Under 30 list in 2022. Mr. Lindberg has developed methodologies behind several pioneering index products in the digital asset sector, including the first Bitcoin & Gold index ETP, the first crypto momentum-factor index ETP, and VDAB10, the first capped market-cap crypto index.

Mr. Lindberg joins Valour at an important stage in its evolution as DeFi broadens its platform beyond listed ETPs into a wider suite of institutional fund structures and capital markets products. In addition to expanding its ETP footprint across Europe, the Company is developing products designed to meet growing demand from professional and institutional investors, including UCITS-style fund structures, actively managed certificates (“AMCs”), hedge fund, fund-of-funds strategies, and other institutional vehicles intended to broaden distribution and create more durable, diversified assets under management.

Strategic Advisor

On May 14, 2026, the Company announced the appointment of Mr. Russell Starr as a Strategic Advisor. Mr. Starr is a seasoned capital markets executive, entrepreneur, and financier with a strong track record of advising on complex transactions, structuring financings, and navigating public market environments. In his role as Strategic Advisor, Mr. Starr will work closely with DeFi Technologies’ leadership team to support capital markets strategy, investor engagement, and broader corporate development initiatives.

Mr. Starr recently served as Head of Capital Markets at DeFi Technologies, where he played a key role in advancing the Company’s capital markets strategy, including supporting its Nasdaq listing and strengthening its positioning across global investors. Prior to that, he served as Chief Executive Officer of DeFi Technologies, helping guide the Company through a pivotal phase of its development and market expansion.

Mr. Starr has built a reputation for structuring high-impact transactions and creating long-term shareholder value across both public and private markets. Over the course of his career, he has held senior leadership roles across a range of industries, contributing deep expertise in M&A, venture capital, and strategic partnerships, with particular focus on natural resources, renewable energy, and emerging technology sectors.

Portfolio Company Update - Stablecorp

The Company holds a venture investment in Stablecorp Digital Currencies Inc. (“Stablecorp”), the servicer and administrator of QCAD Digital Trust, issuer of QCAD, Canada’s first prospectus-filed, compliant Canadian-dollar stablecoin. Stablecorp’s investors include Coinbase, Circle, DeFi Technologies and FTP Ventures.

During the first half of 2026, Stablecorp announced a series of milestones reflecting growing institutional adoption of QCAD:

●	On February 3, 2026, VersaBank announced a definitive agreement under which VersaBank will serve as custodian for QCAD, its first stablecoin custody customer, marking QCAD’s integration with a federally regulated Canadian bank. On April 20, 2026, VersaBank confirmed it had begun receiving QCAD deposits under the custody services agreement.

●	On March 23, 2026, Deloitte Canada and Stablecorp announced a partnership relating to QCAD stablecoin infrastructure for banks.

●	On April 20, 2026, Stablecorp announced the listing of QCAD on the Kraken crypto asset trading platform, a registered Restricted Dealer in Canada, expanding access to compliant CAD-denominated digital assets for institutional and retail participants and improving Canadian-dollar trading pairs and price discovery.

●	On May 21, 2026, Stablecorp announced that QCAD had been issued on Arc testnet, the Layer-1 blockchain developed by Circle, and integrated with StableFX, Circle’s institutional-grade stablecoin FX engine, with the QCAD/USDC pair demonstrating onchain Canadian-dollar foreign exchange settlement. Stablecorp has positioned this integration as infrastructure supporting the migration of the multi-billion-dollar daily USD/CAD foreign-exchange corridor onto onchain rails.

As an investor in Stablecorp and a strategic collaborator supporting QCAD across product development, liquidity, market access, and long-term security planning, DeFi Technologies views this progression - spanning regulated bank custody, advisory infrastructure, exchange distribution and institutional FX settlement rails - as meaningful validation of its venture investment thesis in regulated stablecoin infrastructure. The Company believes compliant, locally denominated stablecoins are becoming an increasingly important layer of digital financial infrastructure, with use cases spanning trading, payments, settlement, treasury management and broader institutional adoption.

SUBSEQUENT EVENTS

Annual General Meeting Voting Results

On July 7, 2026, the Company announced its Annual General Meeting voting results. The shareholders re-elected the Board of Directors.

Shareholders voted 92.276% in favour of the approval of the appointment of the Company’s auditors, with 4.967% of shareholders withholding their vote on the appointment of auditors.

Shareholders at the Meeting also approved the Company’s share consolidation with 73.271% in favour and 26.729% against. The Shareholders at the Meeting also approved the Company’s Amendment to By-Law No.1 with 90.420% in favour and 9.580% against. Shareholders at the Meeting also approved the Company’s Advance Notice By-Law No. 2 with 64.279% in favour and 35.721% against.

A total of 123,237,762 common shares were voted in connection at the Meeting, representing approximately 31.77% of the issued and outstanding common shares of the Company.

Stablecorp Custody Relationship

On July 15, 2026, Stablecorp announced a banking and custody relationship with TD Bank Group, under which TD will serve as primary custodian for the fiat reserves backing QCAD Digital Trust - among the first instances of a major Canadian bank formally serving as reserves custodian for a fiat-backed digital currency in Canada. The custody relationship is expected to roll out in phases through the third and fourth quarters of 2026. The Company views this milestone as further validation of its venture investment in regulated Canadian stablecoin infrastructure.

OTHER MATTERS

Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

On March 6, 2026, the Company announced it has received a notice from Nasdaq, dated March 5, 2026, notifying the Company that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days as of March 4, 2026 and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) to maintain a minimum bid price of $1.00 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 1, 2026, to regain compliance with the Minimum Bid Price Rule. To regain compliance, the closing bid price of the Company’s common shares must be at least $1.00 per common share for a minimum of ten consecutive business days (though Nasdaq staff may, in their discretion, extend this to generally up to 20 consecutive business days). If at any time during this 180-day period the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by September 1, 2026, the Company may be eligible for an additional 180-calendar-day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the Minimum Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company is not eligible for the second compliance period or Nasdaq staff concludes that the Company will not be able to cure the deficiency during the second compliance period, Nasdaq will provide written notice to the Company that the Company’s common shares will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its common shares, but there can be no assurance that Nasdaq would grant the Company’s request for continued listing.

Shareholders approved a share consolidation of up to 12-for-1 at the Annual General Meeting. While there can be no assurance that the Company will regain compliance with Nasdaq’s minimum bid price requirement, the share consolidation provides the Company with a mechanism to address the requirement.

Outlook

DeFi Technologies continues to strengthen its position as a provider of regulated digital asset investment products, with more than 100 exchange traded products listed across major global exchanges. Through its asset management platform, Valour, the Company remains focused on expanding investor access to transparent, compliant and accessible digital asset exposure.

The Company’s financial performance remains primarily influenced by digital asset prices, market activity and investor demand, each of which can affect assets under management, net flows, management fees and trading activity. Periods of weaker digital asset prices, elevated Bitcoin dominance and reduced activity across alternative digital assets may place pressure on AUM and revenue. Despite these market conditions, Valour has generated net inflows during the year to date, demonstrating continued demand for its products.

DeFi Technologies is differentiated by its vertically integrated business model, which combines asset management, product issuance, institutional trading infrastructure and internal trading strategies. Valour provides regulated investment products, while Stillman Digital provides institutional execution, liquidity and settlement capabilities across digital asset markets. Together, these business lines provide the Company with opportunities to generate revenue across multiple stages of the digital asset investment lifecycle.

Stillman Digital continues to expand its institutional client base, including the onboarding of larger clients, despite challenging market conditions. Its execution and liquidity capabilities support the broader platform while providing revenue streams that are not directly dependent on Valour’s AUM. Stillman Digital’s financial performance is subject to trading volumes, market volatility, spreads and overall institutional activity.

The Company continues to evaluate its operating structure and cost base, with a focus on reducing suboptimal expenditures, lowering its break-even level and improving operating efficiency. Management believes that these initiatives, together with the scalability of the Company’s platform, can support operating leverage as market conditions improve. The Company is also incorporating artificial intelligence into certain internal processes and trading activities to improve efficiency, automate workflows and support product development.

DeFi Technologies continues to advance the development of investment products intended primarily for institutional and professional investors. These initiatives include hedge funds, actively managed certificates, fund-of-funds strategies and UCITS structures. The timing and ultimate launch of these products will remain subject to regulatory approvals, service-provider onboarding and other implementation requirements.

The Valour Custody platform is also advancing toward a targeted launch during the second half of the year or early 2027. Once operational, the platform is intended to support the development of additional investment products and services while increasing the degree of integration across the Company’s asset management infrastructure.

The Company continues to expand its global distribution footprint across regulated markets, including the London Stock Exchange, SIX Swiss Exchange and B3 in Brazil. These initiatives are intended to provide access to additional investor segments, diversify the Company’s geographic exposure and support long-term growth in AUM and net inflows. Product launches and geographic expansion remain subject to regulatory, exchange and operational requirements, which may affect anticipated timelines.

In parallel, the Company is developing initiatives intended to reduce costs, improve product economics and enhance the overall value proposition of its platform. This includes evaluating the use of artificial intelligence in operational processes, investment products and automated trading strategies. The Company intends to introduce AI-related investment products that complement its existing digital asset product offering, subject to applicable regulatory and commercial requirements.

DeFi Technologies maintains a disciplined approach to capital allocation and continues to evaluate strategic investments and acquisitions that could expand its capabilities, increase scale or generate revenue streams that are less directly dependent on AUM. The Company is actively reviewing opportunities arising from current market conditions but intends to maintain a high threshold for transactions based on strategic fit, valuation and the potential to create long-term shareholder value.

The Company’s investments in digital asset infrastructure, including Stablecorp and Continental Stablecoin, are aligned with its broader strategy of building an integrated financial platform connecting traditional capital markets with decentralized finance. These investments may provide exposure to areas such as stablecoin infrastructure, payments, settlement and institutional digital asset services.

Overall, management believes DeFi Technologies is positioned to navigate current market conditions through its diversified business model, global distribution network, scalable operating platform and balance sheet. The Company intends to continue investing in product development, operational efficiency and strategic opportunities while remaining responsive to changes in digital asset markets, regulation and investor demand.

With $60.3 million in cash and working capital of $61.2 million, the Company believes it is positioned to act on consolidation opportunities at cyclically attractive valuations while sector asset prices remain depressed.

Digital Assets, Digital assets loaned and Digital assets Staked

As at June 30, 2026, the Company’s digital assets had a fair value of $365,799,777 (December 31, 2025 - $ 515,586,931). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

	June 30, 2026	December 31, 2025
	$	$
Current digital assets
Digital assets	189,692,571	356,450,053
Digital assets loaned	136,267,166	87,326,227
Digital assets staked	30,277,746	38,986,741
Total current digital assets	356,237,483	482,763,021
Non-current digital assets
Digital assets	23,636	62,367
Digital assets loaned	9,538,658	32,761,543
Total non-current digital assets	9,562,294	32,823,910
Total digital assets	365,799,777	515,586,931

In addition to the above noted digital assets, the Company had the following equity investments at fair value through profit and loss (“FVTPL”) at the dates indicated.

	June 30, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	198,271.1758	$12,441,214	127,378.8747	$7,992,831	325,650.0506	$20,434,045
Fund A - Avalanche (AVAX)	493,987.8417	$2,808,344	8,956.2077	$50,916	502,944.0494	$2,859,260
		$15,249,558		$8,043,747		$23,293,305

Fund B - Solana (SOL)	406,960.7000	$26,033,277	175,869.0000	$11,250,340	582,829.7000	$37,283,617
		$26,033,277		$11,250,340		$37,283,617
Total		$41,282,835		$19,294,087		$60,576,922

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

The following table sets out the Company’s digital assets as at the dates indicated:

	June 30, 2026		December 31, 2025
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,532.6067	835,242	1,763.4867	1,520,530
Bitcoin (BTC)	2,841.2321	162,601,446	2,596.9563	223,491,846
Ethereum (ETH)	24,111.7434	37,703,596	21,329.9035	63,656,646
Cardano (ADA)	70,485,362.5805	10,140,610	69,150,950.0310	23,565,970
Polkadot (DOT)	3,411,870.2685	2,781,449	3,340,140.2001	6,035,593
Solana (SOL)	518,406.3543	37,989,379	169,185.2128	21,097,592
Uniswap (UNI)	417,198.0351	1,153,615	399,616.8814	2,332,473
USDC	1,352,765.0900	1,355,364	-	4,461,378
USDT	1,312,994.8200	8,996,999	-	18,098,752
Litecoin (LTC)	3,320.9310	139,889	11,073.8030	851,800
Dogecoin (DOGE)	55,183,269.9329	3,900,032	56,534,119.7635	6,828,612
Cosmos (ATOM)	4,432.0498	6,765	12,005.8560	23,143
Avalanche (AVAX)	642,546.4708	4,152,046	461,501.5177	5,740,226
Polygon (POL)	1,126,963.7988	78,467	304,295.6891	31,088
Ripple (XRP)	21,537,978.3318	22,224,461	21,146,529.3119	39,186,475
Enjin (ENJ)	547,510.1760	15,276	576,307.9792	15,849
Tron (TRX)	780,338.4568	246,911	663,171.3819	187,723
Terra Luna (LUNA)	-	-	141,177.2041	13,436
Shiba Inu (SHIB)	11,843,589,595.6000	49,749	20,643,542,012.0300	143,214
Pyth Network (PYTH)	5,692,004.2200	224,834	4,935,058.3767	280,805
AAVE (AAVE)	5,788.6349	493,690	4,429.5388	652,127
Algorand (ALGO)	2,293,753.2700	189,015	1,380,335.0800	153,904
Aptos Mainnet (APT)	675,834.2119	383,130	517,026.2356	875,222
Arweave (AR)	58,740.5700	112,940	64,940.4200	223,096
Aerodome (AERO0X91)	2,062,387.4640	953,854	2,113,572.4104	917,924
Arbitrum (ARB)	1,254,891.1425	93,471	1,489,777.0200	280,923
Bitcoin Cash (BCH)	382.1064	77,207	860.1464	511,921
Core (CORE)	12,867,452.4561	321,686	12,500,445.6036	1,377,549
Curve DAO Token (CRV)	4,780,146.0600	892,077	3,939,395.2500	1,442,868
Europa Coin (EURC)	394,100.2100	461,097	605,795.2800	708,780
Fetch.ai (FET)	5,260,253.5000	902,660	4,619,586.9000	946,091
Filecoin (FIL)	119,272.3359	85,328	83,678.3922	109,612
The Graph (GRT)	1,321,747.5800	23,513	542,238.9100	18,229
Hedera (HBAR)	186,240,597.3179	13,082,365	76,729,676.9089	8,317,073
Internet Computer (ICP)	1,884,501.7795	3,975,215	1,778,949.0942	4,866,716
Immutable (IMX)	478,719.2352	56,344	274,878.9400	61,176
Injective (INJ)	375,473.2886	1,724,699	335,577.3200	1,463,990
Jupiter (JUP)	2,860,870.6678	595,061	3,089,314.6000	583,880
Lido DAO (LDO)	502,129.4800	123,116	513,196.1600	300,384
Chainlink (LINK)	336,034.9790	2,407,021	347,418.3828	4,295,173
NEAR Protocol (NEAR)	1,709,206.3575	3,039,475	1,701,315.2684	2,553,372
Optimism (OP)	340,640.2800	32,427	173,791.6300	46,248
MANTRA (OM)	2,615,076.8533	17,521	453,091.4000	31,807
Pendle (PDL)	155,298.9333	201,143	182,478.7000	343,772
Quant (QNT)	1,921.5060	123,452	1,014.7880	71,156
Ripple USD (RLUSD)	100.0000	100	50,126.0000	50,126
RENDERSOL (RNDR)	1,727,339.4521	2,613,843	1,703,278.0201	2,193,856
THORChain (RUNE)	271,674.2000	103,318	269,953.8000	151,768
Sei Network (SEI1)	14,144,941.9713	681,786	16,419,686.8978	1,848,857
SKY Governance Token (SKY)	682,323.0000	36,709	645,038.0000	37,735
Stacks (STX)	62,629.1000	10,108	47,106.4000	11,744
Sui (SUI)	18,721,952.8717	11,714,497	14,683,690.6345	16,459,983
Bittensor (TAO)	21,171.6448	4,286,246	22,107.9024	4,906,095
Gram (GRAM)	450,364.3730	695,538	454,318.1948	739,494
Wormhole (W)	9,576,799.9000	89,064	4,760,219.0000	157,563
Tether Gold (XAUT6)	48.4294	194,923	34.4628	149,372
dogwifhat (WIF)	2,628.4300	439	56,581.9600	15,277
Worldcoin (WLD2)	1,106,531.0667	457,330	2,002,365.2100	969,345
Stellar (XLM)	7,925,603.4900	1,434,425	3,704,385.3200	753,012
StarkNet (STRK1)	3,201,086.5156	95,072	2,990,189.0056	231,441
Sonic Labs (SONICLABS)	3,704,071.2700	84,484	3,959,492.2712	300,086
Akash Network (AKT)	445,511.1180	267,708	375,586.0011	135,737
Kaspa (KAS)	31,304,410.4293	957,915	24,576,822.7965	1,064,176
Official Trump (TRUMP)	2,802.7700	4,801	2,309.3700	10,891
Mantle (MNT)	164,179.8520	68,315	259,308.9369	251,037
Story (IP)	11,538.4390	3,575	5,951.7992	10,187
Crypto.com (CRO)	1,585,392.1875	84,660	1,453,014.1410	132,805
Hyperliquid (HYPE)	70,152.6514	4,552,318	32,103.2182	830,677
UNUS SED LEO (LEO)	1,097.9552	10,282	670.9046	6,266
OKB (OKB)	119.3241	9,377	276.2829	30,051
IOTA (IOTA)	1,846,650.0000	65,741	1,233,469.0000	102,131
Ondo (ONDO)	3,505,449.8233	1,082,840	1,711,993.3233	634,291
Theta Token (THETA)	142,583.2000	18,108	100,410.4000	26,749
Celestia (TIA)	143,185.9200	52,077	111,295.8400	52,209
Flare (FLR)	5,608,868.9063	35,897	3,689,429.0635	39,108
Pi Network (PI)	132,721.4123	15,037	126,934.2148	25,895
Ethna (ENA)	1,840,789.1400	129,778	1,686,126.1900	340,092
Four (FORM)	21,094.7000	4,430	31,111.1000	10,777
Virtuals Protocol (VIRTUAL)	2,342,789.2266	1,230,433	1,776,320.7111	1,179,832
VeChain (VET)	8,763,114.2000	38,558	4,978,553.8000	52,773
Penut the Squirrel (PNUT)	86,370.9300	3,584	445,601.2200	30,657
Pepe (PEPE)	92,108,970,413.2800	703	40,164,090,458.7000	24,082
Zcash (ZEC)	-	-	-	32,569
Canton (CC)	232,464.4850	32,583	-	-
Other Coins	5,588,906,834.8974	107,244	1,903,713,337.6790	48,131
Current		356,237,483		482,763,021
Solana (SOL)	94,500.0000	6,845,410	196,500.0000	24,471,703
SUI (SUI)	5,204,994.7222	2,693,248	8,327,991.5556	8,289,840
Other Coins	271,406,137.0826	23,636	271,406,137.0826	62,367
Long-Term		9,562,294		32,823,910
Total Digital Assets		365,799,777		515,586,931

The below table sets out the continuity of digital assets for the periods ended June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Opening balance	$515,586,931	$555,838,900
Digital assets acquired	34,559,755	273,427,760
Digital assets disposed	(16,466,844)	(87,878,518)
Digital assets earned from staking, lending and fees	3,805,197	13,072,141
Realized gain (loss) on digital assets	(60,135,440)	48,283,105
Net change in unrealized gains and losses on digital assets	(137,605,706)	(282,272,597)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from (out to) equity investments at FVTPL	15,578,620	2,749,352
Digital assets in from (out to) ETP sales	10,378,596	-
Foreign exchange gain (loss) / Fees / Other	98,668	(1,532,614)
	$365,799,777	$515,586,931

Digital assets held by counterparty as at June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Counterparty A	$88,856,439	$41,304,262
Counterparty B	-	-
Counterparty C	1,001,519	3,460,154
Counterparty D	-	-
Counterparty E	990,859	1,492,892
Counterparty F	12,966,107	25,061,967
Counterparty G	-	-
Counterparty H	49,602,302	171,980,818
Counterparty I	-	-
Counterparty J	41,944,334	-
Counterparty K	142,271,768	218,232,056
Counterparty L	-	-
Counterparty M	706,127	4,954,135
Other	2,326,308	1,451,800
Self custody	25,134,014	47,648,847
Total	$365,799,777	$515,586,931

Digital Assets held by lenders

The Company and Genesis Global Capital LLC (“Genesis”) entered into that certain master loan agreement (the “MLA”).  Pursuant to the MLA and the loan term sheet dated September 9, 2022 (the “Term Sheet”), Genesis loaned $6,000,000 to Valour as an open term loan (the “Loan”). As collateral for the Loan, Valour initially posted 362 BTC with Genesis, which was later increased to 475 BTC (the “Collateral”).

On January 19, 2023, Genesis and its group of companies filed for bankruptcy protection in the U.S. pursuant to a ‘Chapter 11’ bankruptcy filing under the U.S. Bankruptcy Code and listed the Company as a creditor.

On June 26, 2024, the Court entered an order (the “Order”) granting motion for relief from stay and allowing Genesis to exercise set off rights permitting the parties to set off any Company obligations ($6,000,000 loan plus interest) with corresponding Genesis obligations (475 BTC). According to the exhibit attached to the Order, the Company owed Genesis $5,990,953.70 in principal and $109,644 in interest against collateral of 475 BTC valued at $10,018,691, resulting in a claim by the Company against Genesis in the amount of $3,909,047 or 185.3 BTC. It was then agreed that the parties could set off leaving the Company with $3.9 million which amounted to 185.3 BTC.

By the end of 2025, the Company had already received 115.62 BTC. Since DeFi and Valour previously received 1.7 BTC in October 2025, the outstanding balance is 67.98 BTC. Accordingly, the Company expects to receive up to 67.98 BTC in the future.

The Collateral and the amount payable under the Loan were previously recorded gross on the statement of financial position at $6,100,598 and $6,100,598, respectively, with the Collateral being written down to the value of the loan payable. After the approval of the motion on June 26, 2024, the Company obtained the legally enforceable right to set off the Collateral against the amount payable under the Loan. As a result, the Company has netted the asset and liability on the statement of financial position, reducing both the Company’s Collateral and the amount payable under the Loan by $6,100,598, which represents the principal amount of the Loan plus interest.

Following the court approved set-off, the remaining exposure for the Loan is 67.98 BTC. Considering Genesis’ low credit quality due to its bankruptcy, the Company has applied a loss rate approach of 75% to calculate its expected credit loss on the BTC held by Genesis based on management’s best estimate. The expected credit loss of $2,972,578 on these 67.98 BTC has been recorded under realized and net change in unrealized (loss) gain on digital assets in the Interim Financial Statements.

As of June 30, 2026, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	990,859
Total	67.9793	990,859

As of December 31, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	$1,492,892
Total	67.9793	$1,492,892

As at December 31, 2025, the 67.9793 Bitcoin held by Genesis as collateral against the Loan has been written down to $1,492,892, the fair value of the Loan and interest thereon.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of June 30, 2026, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 0.5% to 12% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2025, the Company has loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As at June 30, 2026, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	780.7736	45,521,898	31.2%
Ethereum (ETH)	19,030.6963	29,758,418	20.4%
Solana (SOL)	274,177.8082	19,992,417	13.7%
Sui (SUI)	19,676,656.5831	11,472,059	7.9%
Ripple (XRP)	15,745,969.4444	16,238,818	11.1%
Bittensor (TAO)	19,079.1667	3,862,619	2.6%
Hedera (HBAR)	48,620,250.0000	3,418,004	2.3%
Internet Computer (ICP)	613,050.0000	1,298,930	0.9%
NEAR Protocol (NEAR)	1,151,826.6667	2,048,293	1.4%
Uniswap (UNI)	362,603.3333	1,002,417	0.7%
Virtuals Protocol (VIRTUAL)	1,650,210.0000	866,690	0.6%
Fetch.ai (FET)	4,444,000.0000	762,590	0.5%
Injective (INJ)	301,250.0000	1,383,762	0.9%
Curve DAO Token (CRV)	3,560,925.0000	664,469	0.5%
Kaspa (KAS)	22,735,533.3333	695,707	0.5%
Aerodome (AERO0X91)	2,016,970.0000	932,849	0.6%
Stellar (XLM)	3,401,482.5000	612,267	0.4%
Ondo (ONDO)	1,824,000.0000	563,434	0.4%
Jupiter (JUP)	2,732,805.1667	568,423	0.4%
Aptos Mainnet (APT)	470,697.0833	266,838	0.2%
AAVE (AAVE)	3,906.5000	332,982	0.2%
Pyth Network (PYTH)	4,586,600.0000	181,171	0.1%
THORChain (RUNE)	253,260.0000	96,315	0.1%
MANTRA (OM)	1,729,120.0000	11,585	0.0%
Hyperliquid (HYPE)	50,115.0685	3,252,869	2.2%
Total	136,244,299.1242	145,805,824	100%

The digital assets loaned as at June 30, 2026, were classified as follows:

Current
Bitcoin (BTC)	780.7736	45,521,898
Ethereum (ETH)	19,030.6963	29,758,418
Solana (SOL)	179,677.8082	13,147,007
Sui (SUI)	14,471,661.8608	8,778,811
Ripple (XRP)	15,745,969.4444	16,238,818
Bittensor (TAO)	19,079.1667	3,862,619
Hedera (HBAR)	48,620,250.0000	3,418,004
Internet Computer (ICP)	613,050.0000	1,298,930
NEAR Protocol (NEAR)	1,151,826.6667	2,048,293
Uniswap (UNI)	362,603.3333	1,002,417
Virtuals Protocol (VIRTUAL)	1,650,210.0000	866,690
Fetch.ai (FET)	4,444,000.0000	762,590
Injective (INJ)	301,250.0000	1,383,762
Curve DAO Token (CRV)	3,560,925.0000	664,469
Kaspa (KAS)	22,735,533.3333	695,707
Aerodome (AERO0X91)	2,016,970.0000	932,849
Stellar (XLM)	3,401,482.5000	612,267
Ondo (ONDO)	1,824,000.0000	563,434
Jupiter (JUP)	2,732,805.1667	568,423
Aptos Mainnet (APT)	470,697.0833	266,838
AAVE (AAVE)	3,906.5000	332,982
Pyth Network (PYTH)	4,586,600.0000	181,171
THORChain (RUNE)	253,260.0000	96,315
MANTRA (OM)	1,729,120.0000	11,585
Hyperliquid (HYPE)	50,115.0685	3,252,869
Total current digital assets on loan	130,944,804.4020	136,267,166
Long-Term
Solana (SOL)	94,500.0000	6,845,410
SUI (SUI)	5,204,994.7222	2,693,248
Total long-term digital assets on loan	5,299,494.7222	9,538,658
Total	136,244,299.1242	145,805,824

As of December 31, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	420.0000	36,894,425	30.7%
Ethereum (ETH)	8,000.0000	23,879,570	19.9%
Solana (SOL)	326,500.0000	40,661,634	33.9%
SUI (SUI)	18,737,981.0000	18,652,141	15.5%
Total	19,072,901.0000	120,087,770	100%

The digital assets loaned as of December 31, 2025, are classified as follows:

	Number of coins on loan	Fair Value
Current
Bitcoin (BTC)	420.0000	36,894,425
Ethereum (ETH)	8,000.0000	23,879,570
Solana (SOL)	130,000.0000	16,189,931
SUI (SUI)	10,409,989.4444	10,362,301
Total current digital assets on loan	10,548,409.4444	87,326,227
Long-Term
Solana (SOL)	196,500.0000	24,471,703
SUI (SUI)	8,327,991.5556	8,289,840
Total long-term digital assets on loan	8,524,491.5556	32,761,543
Total	19,072,901.0000	120,087,770

As at June 30, 2026, the digital assets on loan to significant borrowing counterparties were as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	33.9%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	20.5%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	45.6%
Total		19,072,901.0000	120,087,770		100%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13.5%
Counterparty F		10,411,989.4444	16,332,193	UAE	13.6%
Counterparty H		6,420.0000	54,804,103	Switzerland	45.6%
Total current digital assets on loan		10,548,409.4444	87,326,227		72.7%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20.4%
Counterparty F		8,327,991.5556	8,289,840	UAE	6.9%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27.3%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

As at December 31, 2025, the digital assets on loan to significant borrowing counterparties were as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	33.9%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	20.5%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	45.6%
Total		19,072,901.0000	120,087,770		100%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13.5%
Counterparty F		10,411,989.4444	16,332,193	UAE	13.6%
Counterparty H		6,420.0000	54,804,103	Switzerland	45.6%
Total current digital assets on loan		10,548,409.4444	87,326,227		72.7%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20.4%
Counterparty F		8,327,991.5556	8,289,840	UAE	6.9%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27.3%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. Digital asset loan receivables are assessed for expected credit losses under IFRS 9 using a loss-rate approach. Counterparty A is subject to a 1% Stage 1 expected credit loss, driven by the recall penalty. The $69,146 Expected Credit Loss (“ECL”) on these coins has been expensed to bad debt expense. Counterparty H is not subject to any expected credit loss due to its recallability without penalty. The Company does not hold any collateral or other credit enhancements related to these loans.

The fair value of the SUI digital assets on loan include a discount for lack of marketability since the SUI coins are locked and not freely transferrable as at June 30, 2026. These coins unlock intermittently through April 2028. The DLOM (as defined below) was determined using the Finerty model. The model works by treating this loss of marketability as the equivalent of a European put option, which provides protection against price declines during the period the assets cannot be sold. By estimating the value of such a hypothetical put option, based on factors like the underlying stock price, volatility, risk-free rate, and expected holding period. No separate ECL was recorded for the SUI digital assets as management concluded that any relevant default risk is captured in the fair value assumptions of the digital assets. The SUI digital assets are considered a level 3 in the financial instrument hierarchy, see note 24 in the Interim Financial Statements for more information on financial instrument hierarchy in the table below.

Borrower	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	BTC	500.6986	29,192,522	-	29,192,522	-	29,192,522
Counterparty F	BTC	60.0750	3,502,588	-	3,502,588	-	3,502,588
Counterparty H	BTC	220.0000	12,826,788	-	12,826,788	-	12,826,788
Counterparty A	ETH	11,024.8630	17,239,647	-	17,239,647	-	17,239,647
Counterparty F	ETH	2,005.8333	3,136,534	-	3,136,534	-	3,136,534
Counterparty H	ETH	6,000.0000	9,382,237	-	9,382,237	-	9,382,237
Counterparty A	SOL	274,177.8082	13,216,153	6,845,410	20,061,563	(69,146)	19,992,417
Counterparty F	SUI	12,227,585.5414	8,778,811	2,693,248	11,472,059	-	11,472,059
Counterparty J	XRP	15,745,969.4444	16,238,818	-	16,238,818	-	16,238,818
Counterparty J	TAO	19,079.1667	3,862,619	-	3,862,619	-	3,862,619
Counterparty J	HBAR	48,620,250.0000	3,418,004	-	3,418,004	-	3,418,004
Counterparty J	RNDR	-	-	-	-	-	-
Counterparty J	AVAX	-	-	-	-	-	-
Counterparty J	ICP	613,050.0000	1,298,930	-	1,298,930	-	1,298,930
Counterparty J	NEAR	1,151,826.6667	2,048,293	-	2,048,293	-	2,048,293
Counterparty J	UNI	362,603.3333	1,002,417	-	1,002,417	-	1,002,417
Counterparty J	VIRTUAL	1,650,210.0000	866,690	-	866,690	-	866,690
Counterparty J	FET	4,444,000.0000	762,590	-	762,590	-	762,590
Counterparty J	INJ	301,250.0000	1,383,762	-	1,383,762	-	1,383,762
Counterparty J	CRV	3,560,925.0000	664,469	-	664,469	-	664,469
Counterparty J	KAS	22,735,533.3333	695,707	-	695,707	-	695,707
Counterparty J	AERO	2,016,970.0000	932,849	-	932,849	-	932,849
Counterparty J	XLM	3,401,482.5000	612,267	-	612,267	-	612,267
Counterparty J	ONDO	1,824,000.0000	563,434	-	563,434	-	563,434
Counterparty J	JUP	2,732,805.1667	568,423	-	568,423	-	568,423
Counterparty J	APT	470,697.0833	266,838	-	266,838	-	266,838
Counterparty J	AAVE	3,906.5000	332,982	-	332,982	-	332,982
Counterparty J	PYTH	4,586,600.0000	181,171	-	181,171	-	181,171
Counterparty J	RUNE	253,260.0000	96,315	-	96,315	-	96,315
Counterparty J	MANTRA	1,729,120.0000	11,585	-	11,585	-	11,585
Counterparty J	WLD	-	-	-	-	-	-
Counterparty A	HYPE	50,115.0685	3,252,869	-	3,252,869	-	3,252,869
			136,336,312	9,538,658	145,874,970	(69,146)	145,805,824

As of June 30, 2026, the Company has staked select digital assets with counterparties at annual rates ranging from approximately 1.98% to 8.81% and accrues rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of December 31, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1.24% to 14.93% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of June 30, 2026, digital assets staked consisted of the following:

	Number of coins Staked	Fair Value	Fair Value Share
Ethereum (ETH)	131.6296	203,853	1%
Cardano (ADA)	63,789,432.0539	9,172,920	30%
Core (CORE)	12,392,246.8768	309,806	1%
Polkadot (DOT)	2,639,562.5380	2,151,771	7%
Solana (SOL)	200,949.4616	14,703,452	49%
Hedera (HBAR)	23,525,702.4326	1,643,270	5%
Internet Computer (ICP)	995,563.4768	2,092,674	7%
Total	103,543,588.4693	30,277,746	100%

As of December 31, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0536	376,190	1%
Bitcoin (BTC)	300.0000	26,747,151	69%
Cardano (ADA)	43,639.3760	15,470	0%
Core (CORE)	12,017,441.5404	1,325,524	3%
Polkadot (DOT)	2,595,690.3230	4,762,573	12%
Solana (SOL)	0.5094	64	0%
Hyperliquid (HYPE)	25,600.4618	662,417	2%
Hedera (HBAR)	22,663,998.5645	2,463,577	6%
Internet Computer (ICP)	970,082.8229	2,633,775	7%
Total	38,316,881.6517	38,986,741	100%

As of June 30, 2026, the digital assets staked by significant borrowing counterparty were as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.53% - 6.34%	90,457,225.9390	15,136,769	Switzerland	50%
Counterparty M	2.09%	35.6000	55,668	United States	0%
Self custody	1.98% - 8.81%	13,086,326.9303	15,085,309	Switzerland	50%
Total		103,543,588.4693	30,277,746		100%

As of December 31, 2025, the digital assets staked by significant borrowing counterparty were as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.76% - 7.67%	23,634,179.8442	5,097,352	Switzerland	13%
Counterparty M	2.87%	32.0023	95,663	United States	0%
Self custody	2.3% - 14.28%	14,682,669.8053	33,793,726	Switzerland	87%
Total		38,316,881.6517	38,986,741		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. These risks include:

a)	Ethereum and Polkadot staking exposes the Company to an unbonding period liquidity restriction (approximately 28 days), during which time the tokens remain locked and do not earn rewards once unbonding has commenced.

b)	Polkadot, CORE and Hype staking may expose the Company to validator misconduct risk

c)	Bitcoin staking involves timelock risk, such that the coins are locked until expiry of the timelock and require a redemption transaction after expiry.

d)	BTC staking is described by the protocol as self-custodied with no wrapping, bridging or smart contract exposure.

The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of the date hereof, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes meet the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

EQUITY INVESTMENTS IN DIGITAL ASSETS FUNDS AT FAIR VALUE THROUGH PROFIT AND LOSS

	June 30, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	198,271.1758	$12,441,214	127,378.8747	$7,992,831	325,650.0506	$20,434,045
Fund A - Avalanche (AVAX)	493,987.8417	$2,808,344	8,956.2077	$50,916	502,944.0494	$2,859,260
		$15,249,558		$8,043,747		$23,293,305

Fund B - Solana (SOL)	406,960.7000	$26,033,277	175,869.0000	$11,250,340	582,829.7000	$37,283,617
		$26,033,277		$11,250,340		$37,283,617
Total		$41,282,835		$19,294,087		$60,576,922

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,302	294,049.0000	$31,455,370	764,234.9000	$81,752,672
		$50,297,302		$31,455,370		$81,752,672
Total		$75,411,956		$56,570,104		$131,982,060

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche.

The Avalanche will be released by Fund A in weekly increments starting July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

The continuity of Equity Investments in Digital Assets for the periods ended June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Opening Balance	$131,982,060	$257,425,063
Disposals	(15,965,180)	(71,685,819)
Staking income	2,729,105	19,784,212
Net change in realized and unrealized gain/loss	(42,341,780)	(68,261,188)
Management fees	(248,663)	(2,530,856)
Transfers out to Digital Assets	(15,578,620)	(2,749,352)
Closing Balance	$60,576,922	$131,982,060

Third Party Exchanges, Custodians and Funds

As of June 30, 2026, the Company used the following third-party exchanges and custodians and in the ordinary course of business:

Exchange	Location
Binance	Cayman Islands
B2C2 Overseas LTD	Cayman Islands
Bitcoin Suisse AG	Switzerland
OKX	Seychelles
Kraken	United States
Wintermute	United Kingdom
Coinbase	United States
Laser Digital	Switzerland
Selini	Singapore

Custodian
Anchorage Digital	United States
Bitgo Trust	United States
Copper	Switzerland

Each of the custodians and exchanges have not appointed a sub-custodian to hold crypto assets owned by the Company. The custodians and exchanges hold and safeguard the digital assets deposited by the Company and its subsidiaries. The custodians and exchanges also offer lending and staking services. The custodians and exchanges are not Canadian financial institutions. None of the custodians and exchanges are related parties of the Company.

Each custodian maintains general commercial insurance on its own behalf, but the Company and other clients of such custodians are not named insured under such policies. The Company is not aware of any security breaches or similar incidents at the custodians. The Company believes that any event of insolvency or bankruptcy of a custodian would be treated in accordance with the insolvency or bankruptcy laws of the applicable jurisdiction of such custodian.

As of June 30, 2026, the breakdown of digital assets deposited with each of the custodians, or exchanges as a percentage of total digital assets custodied by the Company and its subsidiaries was as follows:

Custodian	Location	% of digital assets custodied by market value	Regulatory Body
Binance	Cayman Islands	38.9%	Cayman Islands Monetary Authority (CIMA)
B2C2 Overseas LTD	Cayman Islands	24.3%	Cayman Islands Monetary Authority (CIMA)
Kraken	United States	0.3%	Office of Comptroller of Currency
Laser Digital	Switzerland	3.5%	Financial Services Standards Association (VQF). Zug. Switzerland
Copper	Switzerland	13.6%	Financial Services Standards Association (VQF). Zug. Switzerland
Bitgo Trust	United States	0.2%	South Dakota Division of Banking and Money Services Business (MSB) with Financial Crimes Enforcement Network (FinCEN)
Galaxy	United States	11.5%	Securities and Exchange Commission (SEC) and Financial Crimes Enforcement Network (FinCEN)
Others		0.8%	Anchorage, Wintermute, Bitcoin Suisse, Coinbase (Deribit), Genesis
Self Custody		6.9%
Total		100%

Valour conducts diligence and reviews counterparty risk in accordance with the following principles:

●	Valour shall strive to spread counterparty risk between several counterparties, where relevant and practical.

●	In relevant situations and as far as possible, counterparty (and settlement) risk shall be mitigated by conducting transactions in well-established settlement systems based on the principles of delivery versus payment or payment versus payment.

●	The below methodology is to be applied when proposing and selecting counterparties and when granting limits on counterparty risk score.

●	The counterparties are reviewed in regular intervals and re-evaluated.

●	In case of significant events such as negative news or credit events, Valour can decide to close the business relationship with a counterparty irrespective of the review cycle.

●	Valour manages a counterparty scorecard and captures, assesses and monitors the below information.

1.	Contact information

The name, the website and contact person at the exchange/counterparty, as well as the responsible onboarding owner on Valour side.

2.	Current status

The current status of the relationship, the connection type, as well as the services, products and currency pairs used on the respective exchange/counterparty have to be documented and kept up to date

3.	Country of registration and regulation

The country in which the exchange/counterparty is registered must be documented. In addition, all countries in which the exchange/counterparty holds a regulatory license have to be assessed and documented by stating the license number (if applicable).

4.	Country risk

The country of registration as well as the country/-ies of regulation are evaluated by using the country risk matrix. The country risk matrix considers the Financial Action Task Force (“FATF”) (and equivalent) country evaluation, the Transparency.org Corruption Perception Index (CPI) as well as the VQF SRO (a Swiss Self-Regulatory Organization operating under the Swiss Anti-Money Laundering Act) country risk recommendations.

5.	Adverse media search

An adverse media search is being conducted. For example, information about an exchange having been hacked in the past or any news about a negative reputation, regulatory breaches etc. are documented.

6.	Public exchange scores

Publicly available information and risk scores from data sources such as Coinmarketcap and Coingecko are being collected and documented.

7.	Information security certification

The exchange/counterparty information security certification status is assessed. Information about the possession of certifications such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II as well as ISO 27001 are documented.

8.	Insurance coverage

Information about insurance protection and regulatory status in terms of investor protection are assessed and documented.

9.	Proof of reserves

It is being checked if the exchange/counterparty has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited.

9.	Risk evaluation

The risk score is evaluated on a scale of 1 to 5, with 1 being the lowest risk and 5 being the highest risk. Based on the information collected in the scorecard, with a focus on regulatory licences, a risk score is calculated and documented for each exchange or counterparty. By carefully evaluating the risk score, we can ensure that we are making responsible business decisions and protecting our customers and stakeholders.

10.	Business justification and restrictions

In cases where an exchange or counterparty presents increased risks, a business justification must be provided. We must carefully consider the potential exposure and take appropriate measures to limit it through restrictions, thresholds, or other means. Any decision to establish a business relationship with an exchange or counterparty with increased risks must be approved by the board.

11.	Recurring review schedule

The review date and review frequency of all exchanges/counterparties are documented and tracked in the scorecard. A review once a year is set as the default standard, however, an ad-hoc review has to be considered in case of any event that may result in any of the assessment criteria being changed.

12.	Account closure

If the exchange or counterparty has been identified with an increased risk, such as a risk score of 4 or 5, Valour will determine if it is necessary to end the business relationship. This decision is based on the potential exposure and the potential impact on the business and stakeholders.

If it is determined that the business relationship should be terminated, a plan for closing the relationship in a controlled and orderly manner is developed. This may include transferring outstanding transactions, closing accounts, and ensuring that all necessary documents and records are properly transferred or retained. The decision to close the business relationship is communicated to the exchange or counterparty and a timeline for the closure is provided. Once the business relationship has been successfully terminated, the counterparty scorecard is updated in order to reflect the closure.

By following this process, we can ensure that we are taking a responsible and proactive approach to closing business relationships with risky counterparties. This can help protect our customers and stakeholders and maintain the integrity of our business operations.

Self-Custody of Digital Assets

At June 30, 2026, the Company had self-custody of digital assets totaling $25,134,014 (December 31, 2025 - $47,648,847).

The Company maintains controls around the hot and cold wallets with only certain senior management having access to the accounts, passwords and seed phases. All copies of passwords and seed phases are secured and partitioned with certain senior management. Duplicate partial copies of the passwords and seed phases are accessible by a minimum of two members of senior management in different secure locations.

Staking and Lending Policy

It is Valour’s policy to hedge 100% of the market risk, subject to allowing a US$2 million maximum unhedged exposure as a trading buffer. Valour purchases and sells the digital assets which its ETPs track. Valour may lend or stake such digital assets on its balance sheet to generate revenue in accordance with the policies in the product prospectus. Lending or staking transactions are only conducted with institutional-grade counterparties and only up to a certain percentage for risk management purposes in accordance with Valour’s lending and staking policy (the “Lending and Staking Policy”), which is reviewed and approved by Valour’s board of directors. The Lending and Staking activities undertaken by Fund A and Fund B in respect of the Company’s Equity Investments in Digital Assets are not subject to the Lending and Staking Policy and the Company has no control over how Fund A and Fund B lend and stake digital assets.

When deciding whether to lend or stake a particular asset, the Lending and Staking Policy provides that the decision will initially be made based on the risk profile of the potential counterparties, then the highest yield available, then prioritizing staking over lending.

The Lending and Staking Policy provides the following limits for the lending and staking of digital assets:

Digital Asset	Lending and staking limits
Bitcoin, Ethereum, Solana, Avalanche	Up to 75% of unrestricted tokens may be lent on open terms to eligible counterparties, 50% of tokens may be lent on terms up to six months. 100% of tokens may be staked

All other Digital Assets

Up to 75% of unrestricted tokens may be lent on open terms to eligible counterparties, 50% of tokens may be lent on terms up to six months.

If total AUM is greater than US$5 million, up to 95% may be staked, else 75% may be staked

The Company’s typical lending arrangements have terms as follows:

(a) which party has legal title

The lender authorizes the counterparty e.g., Anchorage to draw down lent assets. Typically, the counterparty / borrower is then permitted to use Client’s Designated Assets for any lawful purpose.

(b) the status of the assets in the event of insolvency of the borrower

The lender shall have full recourse to counterparty for any obligations under the relevant lending agreement in equity and at law. Upon any event of default, the lender shall be entitled to seek all remedies available at law or in equity for the full amount or any unpaid principal of any advance, accrued but unpaid fees or other amounts or property payable under the relevant lending agreement against Lender in addition to enforcing its security interest.

(c) contractual limitation on use and transfer of lent items by borrower

Typically, the counterparty is then permitted to use the client’s designated assets for any lawful purpose.

(d) borrower’s ability to initiate transactions with the borrowed assets, including but not limited to: sell, lend, pledge, and/or hypothecate

Typically, the counterparty is then permitted to use Client’s Designated Assets for any lawful purpose, including selling, lending, pledging and/or hypothecating. Certain lending agreements require counterparties to grant a security interest to the Company on any assets that are further lent out.

(e) borrowers’ rights regarding “co-mingling”

There is no specific language in the lending agreement but given the counterparties can use for any lawful purpose, the Company believes that comingling can occur.

(f) callability terms and conditions (including “notice period”, if any).

Termination. Client may terminate any advance of its Designated Assets (*as defined in the relevant lending agreement) upon three (3) business days’ prior notice, from time to time at its sole discretion through an electronic notice.

Investments, At Fair Value, Through Profit and Loss

At June 30, 2026, the Company’s twelve private investments had a total fair value of $15,147,378 as per the table below:

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$11,442,068	75.5%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	505,435	3.3%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	1.3%
ZKP Corporation	(i)	370,370 common shares	1,000,000	-	0.0%
CH Technical Solutions SA		25 common shares	3,952,977	-	0.0%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	3.3%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	3.3%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	13.2%
Total private investments			$36,112,536	$15,147,378	100.0%

(i)	Investments in related party entities - see Note 27

At December 31, 2025, the Company’s twelve private investments had a total fair value of $29,372,628 as per the table below:

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,285,752	82.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	524,963	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	362,038	1.2%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.8%
Total private investments			$36,112,536	$29,372,628	100.0%

(i)	Investments in related party entities - see Note 26

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and six months ended June 30, 2026 and 2025. They should be read in conjunction with the Interim Financial Statements. All amounts are in U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Revenues
Staking and lending income	1,910,338	2,443,750	3,805,197	5,966,507
Management fees	1,106,552	2,129,392	2,463,268	4,662,247
Trading commissions	2,491,036	1,913,064	5,393,048 ’	3,997,758
Other revenue	37,500	175,750	153,409	358,500
Revenues excluding realized and net change in unrealized gains (losses)	5,545,426	6,661,956	11,814,922	14,985,012

Realized and net change in unrealized gains on digital assets	(67,651,167)	70,904,037	(197,741,146)	(88,929,646)
Realized and net change in unrealized gain on equity investments at FVTPL	(807,159)	41,940,996	(39,861,327)	(42,979,901)
Realized and net change in unrealized losses on ETP payables	70,809,191	(106,414,880)	244,922,047	173,809,075
Realized and net change in unrealized gain (loss) on derivative liabilities	(131,831)	-	(176,919)	-
Revenues from realized and net change in unrealized gains (losses)	2,219,034	6,430,153	7,142,655	41,899,528
Total revenues	7,764,460	13,092,109	18,957,577	56,884,540

Operating expenses
Operating, general and administration	7,051,046	7,791,363	15,538,744	14,114,188
Share based payments	1,448,989	3,435,448	2,985,533	8,550,656
Depreciation - equipment	-	755	-	858
Amortization - right-of-use assets	111,142	-	261,347	-
Amortization - intangibles	-	332,423	24,280	705,441
Fees and commissions	921,764	2,163,751	2,058,944	3,481,208
Foreign exchange (gain) loss	555,527	281,034	625,534	(378,134)
Total operating expenses	10,088,468	14,004,774	21,494,382	26,474,217
Operating income (loss)	(2,324,008)	(912,665)	(2,536,805)	30,410,323

Realized (loss) gain on investments	-	-	-	(478,182)
Unrealized gain (loss) on investments	(16,287,786)	-	(16,757,944)	2,702
Interest income	293,163	11,541	735,719	29,094
Interest expense	(129,927)	(115,253)	(465,627)	(234,042)
Other income	206,106	-	206,106	-
Gain on lease termination	146,213	-	146,213	-
Other expenses	(28,976)	-	(28,976)	-
Loss on investment in associate	(58,225)	-	(91,629)	-
Change in fair value of warrant liability	3,119,864	-	8,910,960	-
Bad debt expense	2,820	-	128,854	-
Impairment loss	-	-	(375,928)	-
Total other (expenses) income	(12,736,748)	(103,712)	(7,592,252)	(680,428)
Net income (loss) for the period before taxes	(15,060,756)	(1,016,377)	(10,129,057)	29,729,895
Current income taxes	-	271,801	-	1,018,253
Net income (loss) for the period after taxes	(15,060,756)	(1,288,178)	(10,129,057)	28,711,642
Other comprehensive income
Cumulative translation adjustment	84,102	2,154,702	57,154	2,085,410
Net income (loss) and comprehensive income (loss) for the period	(14,976,654)	866,524	(10,071,903)	30,797,052

Income (loss) per share
Basic	(0.04)	(0.00)	(0.03)	0.09
Diluted	(0.04)	(0.00)	(0.03)	0.08

The Company’s business is highly dependent on cryptocurrency prices, in particular the price of Bitcoin. Developments in cryptocurrency friendly legislation in the United States (such as the Genius Act and the Clarity Act) and similar legislation in other jurisdictions such as the European Union may positively impact the Company’s business. Inflation, to the extent it leads to higher interest rates would be expected to have a negative effect on cryptocurrency prices and thus the Company’s performance.

Revenue Review

For the three and six months ended June 30, 2026, the Company recorded revenues of $7,764,460 and $18,957,577, compared with $13,092,109 and $56,884,540 in the three and six months ended June 30, 2025. The significantly lower revenues were driven mainly by lower AUM, lower staking yields offset to some extent by revenue growth at Stillman Digital. Stillman Digital’s revenues are not linked to crypto prices but rather crypto trading volumes and thus may reduce the Company’s overall sensitivity to declines in digital asset prices. The Company continues to look for other complementary businesses that provide consistent revenues in different crypto price environments.

Average AUM for Q2 2026 was $471.5 million falling from $533.6 million in Q1 2026 and $760.2 million in the Q2 2025 comparative period. The lower AUM is due to crypto price declines as ETP inflows for the six months ended June 30, 2026 were positive $22.8 million (including $10.3 million of ETPs subscribed in crypto). Q1 and Q2 2026 were both very challenging quarters for global market conditions as the war in Iran and the resultant significant increase in energy prices drove a broad risk off environment across asset classes. Cryptocurrency prices fell as part of the risk-off environment with Bitcoin (“BTC”) falling approximately 13% and Ethereum (“ETH”) approximately 24% during Q2 2026 after steep falls during Q1 2026.

The Company earned direct staking and lending income of $1,911,164 and $3,806,023 for the three and six months ended June 30, 2026 compared to $2,443,750 and $5,966,507 in the comparative three and six months ended June 30, 2025. The decreases of $532,586 and $2,160,484 between the periods is due to lower average AUM in Q1 2026 ($533.6 million) and Q2 2026 ($471.5 million) compared to Q1 2025 ($789 million) and Q2 2025 ($760.2 million).

The Company also earned staking and lending income indirectly via its equity investments at FVTPL which are included in the “realized and net change in unrealized gain (loss) on equity investments at FVTPL. The table below shows the total staking / lending income earned by the Company which it uses when it refers to its monetization rate of its AUM.

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Staking / lending income earned directly	$1,911,164	$2,443,750	$3,805,023	$5,966,507
Staking / lending income earned via Fund investments	904,963	6,259,449	2,395,054	6,259,449
Total Staking / Lending Income	$2,816,127	$8,703,199	$6,200,077	$12,225,956

The average staking yield in Q2 2026 was 2.4%, which is a decrease from the 3.6% average staking yield in Q2 2025. This change is due to Bitcoin and Ethereum lending rates having compressed to 1.5-2.5% in Q1 2026 and Q2 2026 from approximately 5%+ in the comparative period. Given weak crypto markets in general, Bitcoin and Ethereum as the most mainstream tokens have grown to a dominant position of 48.2% of the AUM at June 30, 2026. As BTC and ETH generally generate lower staking and lending yields than certain alternative digital assets, including Solana, Ripple, Cardano, SUI and other alt tokens, the increased weighting of BTC and ETH within the portfolio reduced the Company’s overall effective staking yield. The Company actively stakes and lends its digital assets to earn additional revenue. Staking income does fluctuate based on average AUM, percentage of AUM staked and staking yields in general on various coins.

The Company staked 55% of its coins as at June 30, 2026 compared to 45% as at December 31, 2025 and 66% at June 30, 2025. The Company generally stakes more than approximately 60%-70% of its coins.

The Company earned management fee revenue of $1,106,552 and $2,463,268 for the three and six months ended June 30, 2026 compared to $2,129,392 and $4,662,247 for the three and six months ended June 30, 2025. The decrease in management fees earned in 2026 over 2025 is due to lower average AUM in Q1 2026 ($533.6 million) and Q2 2026 ($471.5 million) compared to Q1 2025 ($789 million) and Q2 2025 ($760.2 million).

The average effective management fee yield earned during Q1 2026 was 1.0% in both Q1 and Q2 2026 which is below the average 1.2% earned in the comparative 2025 periods due to increased product mix of BTC and ETH (zero fee) products in Q1 2026 compared to Q1 2025. The Company reminds investors that while it charges 1.9% management fees on most of its ETP products, its BTC and ETH products have management fees of NIL bringing the effective average management fee rate down.

Total AUM monetization in Q2 2026 decreased to 3.3% from 3.6% in Q1 2026 from 4.7% in Q2 2025 due mainly lower BTC and ETH lending rates and to a lesser extent, a shift in product mix to nil management fee products.

The Company recorded trading commissions from its Stillman business of $2,491,036 and $5,393,048 in the three and six months ended June 30, 2026 compared to $1,913,064 and $3,997,758 in the three and six months ended June 30, 2025. The Q2 2026 increase of $577,972 represents 30.2%. Stillman Digital’s revenue profile differs from that of Valour’s asset management business, as its revenues are driven primarily by institutional trading activity rather than assets under management, providing diversification across the Company’s revenue streams. Subject to market conditions, management believes Stillman Digital is well positioned for continued revenue growth in the second half of 2026.

Net revenue from digital assets / ETPs for the three and six months ended June, 2026 was $2,219,034 and $7,142,655 compared with $6,430,153 and $41,899,528 for the three and six months ended June 30, 2025 as per the table below.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Realized and net change in unrealized gain (losses) on digital assets	(67,651,167)	70,904,037	(197,741,146)	(88,929,646)
Realized and net change in unrealized gains (losses) on ETP payables	70,809,191	(106,414,880)	244,922,047	173,809,075
Unrealized gain (loss) on equity investments at FVTPL	(807,159)	41,940,996	(39,861,327)	(42,979,901)
Realized and net change in unrealized gain (loss) on derivative liabilities	(131,831)	-	(176,919)	-
Sub-total net revenue from digital assets / ETPs	2,219,034	6,430,153	7,142,655	41,899,528

The Company considers its asset management business (with the assets and liabilities being on its own statement of financial position) similar to a broker dealer and thus the net movement in the realized and unrealized gains (losses) of the Company’s digital assets less the net movements in realized and unrealized gains (losses) of the Company’s ETP obligations are considered the Company’s revenues.

There were no DeFi Alpha trades in Q1 2026 or Q2 2026. DeFi Alpha trades made since the initial DeFi Alpha trade 2024 have all been locked token trades. The Company records a Discount for Lack of Marketability (“DLOM”) in its financial statements to take into account the discount on the locked tokens.

The total remaining DLOM from all locked token transactions (SOL, AVAX held in the Equity Investments in Digital Assets at FVTPL and SUI tokens held directly) purchased during 2024 and 2025 was $11,263,912 at June 30, 2026 compared with $32,811,983 at December 31, 2025. The decrease in the DLOM from Q4 2025 to Q2 2026 was $21,548,071.

The Company uses the Finnerty model to calculate DLOM on its locked tokens. With constant token prices, the DLOM is expected to decrease over time as the unlock maturity date approaches. The Company holds locked tokens in its Equity Investments at FVTPL (see notes to the Interim Financial Statements for details on token quantities) and 18,737,981 SUI tokens held directly.

The Company shows how its revenues and EBITDA would present without DLOM being applied in the non-IFRS measures section of this MD&A.

The Company intends to hold its Equity Investments in Digital Assets at FVTPL and locked SUI tokens until the digital assets become unlocked. The SOL, AVAX and SUI are subject to an intermittent release schedule with the last release to occur in 2028 such that any eventual sale of the digital assets would not be expected to occur at a discounted price. In the event the Company requires additional unlocked SOL, AVAX or SUI to meet ETP redemptions, the Company would seek to borrow SOL, AVAX or SUI against its investments to meet redemptions, so as to avoid a sale of the locked SOL, AVAX or SUI prior to the SOL, AVAX or SUI becoming unlocked. The locked SOL, AVAX or SUI held by the Company are scheduled to be released through 2028. The $11,263,912 DLOM balance at June 30, 2026 is expected to reverse to $nil by 2028 and increase net income and shareholders’ equity once fully reversed.

Operating, general and administration

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Compensation and consulting	$3,901,839	$3,460,199	$8,440,565	$5,305,749
Marketing expenses	909,566	1,658,014	1,805,277	4,619,281
General and administration	574,088	664,254	961,928	1,203,972
Professional fees	1,501,961	1,628,105	3,746,897	2,446,103
Regulatory and transfer agent	107,281	178,408	430,532	285,532
Travel expenses	56,311	202,383	153,545	253,551
	$7,051,046	$7,791,363	$15,538,744	$14,114,188

Compensation and consulting fees were $3,901,839 and $8,440,565 during the three and six months ended June 30, 2026 compared to $3,460,199 and $5,305,749 during the comparative three and six months ended June 30, 2025. The Company increased its team during 2025, particularly after the Nasdaq listing in May 2025 which has resulted in higher compensation expense.

Marketing expense was $909,566 and $1,805,277 during three and six months ended June 30, 2026 compared with $1,658,014 and $4,619,281 in the comparative three and six months ended June 30, 2025. The Company reduced its investor related marketing spending in Q1 and Q2 2026 given the ongoing challenging crypto market conditions. Product-related marketing spend remained consistent.

General and administration expenses were $574,088 during the three and six months ended June 30, 2026 compared to $664,254 and $1,203,972 in the comparative three and six months ended June 30, 2025. G&A comprises mainly office expenses, D&O insurance and bank charges and is materially consistent in the current and comparative period. The Company ended its Geneva, Switzerland office lease on June 1, 2026 to help reduce office related expenses going forward.

Professional fees were $1,501,961 and $3,746,897 in the three and six months ended June 30, 2026 compared to $1,628,105 and $2,446,103 in the comparative three and six months ended June 30, 2025. While Q2 2026 professional fees are reasonably consistent with the comparative period, the Company incurred additional professional fees in connection with its class action lawsuit and increased audit costs to a lesser extent during the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

Regulatory and transfer agent fees were $107,281 and $430,532 during the three and six months ended June 30, 2026 compared with $178,408 and $285,532 during the comparative three and six months ended June 30, 2025. The overall increase is due to increased listing fees associated with the secondary Nasdaq listing.

Travel expenses were $56,311 and $153,545 during the three and six months ended June 30, 2026 compared with $202,383 and $253,551 in the three and six months ended June 30, 2025. The slight reduction in travel expenses is due to less travel due to “crypto winter” market conditions resulting in less activity.

Total depreciation and amortization was $111,142 and $261,347 for the three and six months ended June 30, 2026 compared to $333,178 and $706,299 during the three and six months ended June 30, 2025. The lower depreciation is due to the Reflexivity intangible assets having been largely depreciated. The depreciation and amortization relates to the equipment, right of use assets and intangible assets acquired as part of the Company’s acquisitions.

Share-based payments were $1,448,989 and $2,985,533 during the three and six months ended June 30, 2026 compared to $3,435,448 and $8,550,656 in the three and six months ended June 30, 2025. The lower stock based compensation expenses are mainly due to lower share prices reducing the accounting value of grants and fewer total grants.

Fees and commissions were $921,764 and $2,058,944 for the three and six months ended June 30, 2026 compared to $2,163,751 and $3,481,208 in the three and six months ended June 30, 2025. The overall decrease in fees and commissions during Q2 2026 relates to the trading of digital assets as brokerage commission and ETP issuance costs associated with the lower average AUM in Q2 2026 ($471.5 million) over Q2 2025 ($760.2 million).

Foreign exchange (gain) loss was $555,527 and $625,534 for the three and six months ended June 30, 2026 compared to $281,034 and ($378,134) in the three and six months ended June 30, 2025. The change reflects the currency fluctuations primarily in Company’s cash balances which are denominated in Swedish Krona, Euro and Swiss Franc.

Other income (expenses)

Realized gain (loss) on investments was $Nil and $Nil for the three and six months ended June 30, 2026 compared with $Nil and $478,182 for the three and six months ended June 30, 2025. The Company did not sell any investments in Q1 or Q2 2026 whereas it sold its Brazil Potash shares during Q1 2025 at a loss.

The Company had unrealized losses on investments of $16,287,786 and $16,757,944 for the three and six months ended June 30, 2026 compared to $Nil and $2,702 (gain) in the three and six months ended June 30, 2025. During Q2 2026, the Company reduced the fair value of its investment in ZKP to $Nil ($1 M impairment) given it has largely paused operations and needs to raise more cash and reduced the value of its investment in Amina Bank by $12,843,684 to reflect lower AUM and a contraction in EV/AUM valuation multiples. Amina Bank has appointed Cantor Fitzgerald to assist with a public listing which the Company’s expects should result in a significantly higher valuation. In Q1 2026, the Company reduced the value of its CH Technical to $Nil given ongoing legal issues due to delays in executing its business plan. The Company also recorded an unrealized loss of $2,590,428 on 200,914 MicroStrategy preferred shares Series A perpetual (“STRC”) for $20 million which had declined in value by $2,950,428 by June 30, 2026. As of the date of this MD&A, these shares yield 12% and have recovered much of the value since quarter-end. The Company believes the shares will return close to $100 par value on future Bitcoin strength. The Company purchased the preferred shares to earn higher yield on its excess liquidity.

Interest income was $293,163 and $735,719 for the three and six months ended June 30, 2026 compared with $11,541 and $29,094 in the three and six months ended June 30, 2025. The Company earned additional interest income on its excess cash balances due to the capital raise in September 2025.

Interest expense of $129,927 and $465,627 for the three and six months ended June 30, 2026 compared to $115,253 and $234,042 in the three and six months ended June 30, 2025. The increase in interest expense is due to the Company incurring interest expense on its lease accounting for its Geneva office lease. This lease was terminated on June 1, 2026.

Impairment loss was $Nil and $375,928 in the three and six months ended June 30, 2026 compared to $Nil in and $Nil the three and six months ended June 30, 2025. The Company did impair $375,928 of intangible assets related to its Reflexivity business during Q1 2026 as the significant decline in revenues represented an impairment trigger. The Company has commenced the wind down of Reflexivity and incorporating the residual business into its Valour infrastructure to minimize operating costs.

The Company recorded a gains of $3,119,864 and $8,910,960 on revaluation of the warrant liability for the three and six months ended June 30, 2026 compared with $Nil and $Nil in the three and six months ended June 30, 2025. The warrant liability arose after the September 26, 2025 $100 million equity financing.

Cash Flows

Cash used in operating activities was $18,084,550 for the six months ended June 30, 2026 compared with cash used of $69,931,974 in the comparative period of 2025. The Company generally maintains its surplus working capital in digital assets like USDC or USDT Stablecoins, as well as speculative cryptocurrencies such as BTC, ETH, SOL, and AVAX and thus the operating cash flow statements typically will show as use of cash as long as more money is invested in cryptocurrencies than converted to U.S. dollars or other fiat currencies. Accounting regulations do not currently even allow stablecoins such as USDT or USDC to be considered “cash” for IFRS reporting.

During the six months ended June 30, 2026, $21,999,990 cash was used in investing activities to purchase 200,914 Strategy Inc. Variable Rate Series A Preferred Shares – Stretch (symbol: “STRC” on Nasdaq) compared to $545,681 (used in) in the comparative period ended June 30, 2025 for an investment.

Cash inflow from financing activities was $9,568,202 for the six months ended June 30, 2026 compared to $79,762,581 cash inflow in the comparative period ended June 30, 2025. Cash used in financing activities is primarily driven by flows into the Company’s ETP products. The Company had ETP subscriptions of $22,777,398 ($12,505,258 cash inflow plus $10,272,139 ETPs purchased with crypto) in the six months ended June 30, 2026 compared to an inflow of $77,441,303 in the six months ended June 30, 2025. As previously noted, cryptocurrency markets experienced weakness during Q1 and Q2 2026, contributing to lower investor interest.

Other more significant financing activities included a $2,611,009 repayment of a margin loan in the six months ended June 30, 2026 ($2,502,103 in the Q2 2025 comparative period) and $Nil cash received from option exercises in the six months ended June 30, 2026 ($5,860,199 in the six months ended June 30, 2025 comparative period). The Company did not repurchase any shares under its NCIB in either the six months ended June 30, 2026 whereas it spent $1,877,135 in the six months ended June 30, 2025 comparative period.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures, namely Adjusted Revenue, Adjusted Net Income, EBITDA, Adjusted EBITDA and Adjusted Net Income Per Share throughout this document. These non-IFRS measures are used by management to assess the Company’s performance and provide additional information and transparency to investors with respect to the Company’s revenue and net income performance.

Non-IFRS performance measures, including Adjusted Revenue, Adjusted Net Income, EBITDA and, Adjusted EBITDA and Adjusted Net Income Per Share do not have a standardized meaning. As a result, these measures may not be comparable to similar measures presented by other companies. Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

“Adjusted Revenue” is a non-IFRS financial measure that is defined as revenue excluding the application of the DLOM.

“Adjusted Net Income” is a non-IFRS financial measure that is defined as net income excluding the application of the DLOM.

“Adjusted EBITDA” is a non-IFRS financial measure that is defined as Adjusted Net Income and adding back interest, taxes, depreciation, amortization of property and equipment, right-of-use assets and other intangible assets.

“AUM Monetization” is a non-IFRS financial measure that is defined as staking and lending income + management fee income divided by average assets under management in the period.

“Average Effective Management Fee” is a non-IFRS measure that is defined as management fee income divided by average assets under management in the period.

With respect to the DLOM adjustment, the Company intends to hold its equity investments until the underlying digital assets become unlocked such that any eventual sale of the underlying digital assets would not be expected to occur at a discounted price resulting from their lack of marketability as at the date of the Interim Financial Statements. In the event the Company requires additional unlocked SOL or AVAX to meet SOL and AVAX ETP redemptions, the Company will seek to borrow SOL or AVAX against its equity investments to meet redemptions, so as to avoid a sale of the equity investments prior to the underlying digital assets becoming unlocked. The Company will also seek to employ various other hedging strategies so as to short the underlying tokens and cover the short with tokens released from the equity investments over time. Tokens underlying the investments are expected to be released from 2025 through 2028.

For a reconciliation of these measures to the most directly comparable financial information presented in the Interim Financial Statements in accordance with IFRS, see the tables below:

	Three months ended December 31		Three months ended March 31
	2025	2024	2026	2025
	$	$	$	$
REVENUE RECONCILIATION
Total Revenue (IFRS)	$7,764,460	$13,092,109	$18,957,577	$56,884,540
Discount for Lack of Marketability (DLOM) loss/(gain)	$(5,856,573)	$-	$(21,548,071)	$-
ADJUSTED REVENUE	$1,907,887	$13,092,109	$(2,590,494)	$56,884,540

NET LOSS (INCOME) RECONCILIATION
Net Income (Loss)	$(15,060,756)	$(1,288,178)	$(10,129,057)	$28,711,642
Impairment charges	$-	$-	$375,928	$-
Non-cash valuation of investments adjustments	$16,287,786	$-	$16,757,944	$(2,702)
Share based payments	$1,448,989	$3,435,448	$2,985,533	$8,550,656
Change in fair value of warrants	$(3,119,864)	$-	$(8,910,960)	$-
Discount for Lack of Marketability (DLOM) loss/(gain)	$(5,856,573)	$-	$(21,548,071)	$-
ADJUSTED NET INCOME (LOSS)	$(6,300,418)	$2,147,270	$(20,468,683)	$37,259,596

EBITDA RECONCILIATION
Net Income (Loss)	$(15,060,756)	$(1,288,178)	$(10,129,057)	$28,711,642
Interest Expense	$129,927	$115,253	$465,627	$234,042
Depreciation & Amortization	$111,142	$332,423	$285,627	$706,299
Taxes (recovery)	$-	$271,801	$-	$1,018,253
EBITDA	$(14,819,687)	$(568,701)	$(9,377,803)	$30,670,236
Discount for Lack of Marketability (DLOM) loss/(gain)	$(5,856,573)	$-	$(21,548,071)	$-
Non-cash valuation of investments adjustments	$16,287,786	$-	$16,757,944	$(2,702)
Impairment	$-	$-	$375,928	$-
Change in fair value of warrants	$(3,119,864)	$-	$(8,910,960)	$-
Share based payments	$1,448,989	$3,435,448	$2,985,533	$8,550,656
ADJUSTED EBITDA	$(6,059,349)	$2,866,747	$(19,717,429)	$39,218,190

Liquidity and Capital Resources

As at June 30, 2026, the Company had cash of $60,311,712 and positive working capital of $61,191,757 compared to cash of $91,234,090 and negative working capital of $5,144,229 as at December 31, 2025.

The Company also holds $19,050,483 of “Other financial assets” at June 30, 2026 which are very liquid publicly traded preferred shares and yield investment products whereas it held none in the comparative period ending June 30, 2025.

The Company relies upon various sources of funds for its ongoing operating activities. These resources include operating profits, proceeds from dispositions of investments, interest and dividend income from investments and equity financings. In management’s opinion, the $100 million registered direct equity offering which closed on September 26, 2025, provided the Company significant additional working capital for initiatives to generate future growth and to provide sufficient working capital for its asset management business. Management believes that the asset management business requires approximately 5% of its AUM in working capital to accommodate the timing required to settle cryptocurrency purchases and sales driven by ETP purchases and sales. The Company has nominal capital expenditure commitments. There are also no practical restrictions on the ability of subsidiaries to transfer funds to the Company as required.

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

The Company’s performance is also influenced by cryptocurrency prices which are beyond the Company’s control. Higher crypto-currency prices (with ETP investment flows constant) generally drive higher AUM which increase management fee and staking revenues. Lower crypto-currency prices (with ETP investment flows constant) would generally reduce AUM and thus also reduce management fee and staking revenues. The Company has some ability to reduce its cost structure should cryptocurrency prices dramatically decrease and be expected to remain low for a longer period of time.

We believe that our current available cash and cash equivalents and other sources of capital will be sufficient to meet our working capital needs for at least the next twelve months and beyond.

Operating Segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs as well as any DeFi Alpha related transactions. DeFi Alpha is a trading desk designed to identify low-risk arbitrage opportunities within the crypto ecosystem. Stillman Digital and Stillman Bermuda operate the trading platform. The Reflexivity research and DeFi Advisory segments were discontinued effective January 1, 2026.

Information about the Company’s assets by segment as at June 30, 2026 and December 31, 2025 is detailed below.

June 30, 2026	DeFi	Stillman Digital	Valour Inc	Total
Cash	14,833,636	10,800,854	34,677,222	60,311,712
Client cash deposits	-	6,935,781	-	6,935,781
Public investments, at fair value through profit and loss	335,280	-	-	335,280
Prepaid expenses	671,631	6,476,257	535,440	7,683,328
Short term investments	17,049,562	-	2,000,921	19,050,483
Digital assets, digital assets loaned, and digital assets staked	-	9,997,391	355,802,386	365,799,777
Equity instruments	-	-	60,576,922	60,576,922
Investment in associate	2,332,305	-	-	2,332,305
Other non-current assets	27,628,273	-	22,599,299	50,227,572
Total assets	62,850,687	34,210,283	476,192,190	573,253,160
Accounts payable and accrued liabilities	1,577,771	1,356,952	2,192,544	5,127,267
Loans payable	-	-	-	-
Trading liabilities	-	23,409,429	-	23,409,429
Warrant liability	4,688,356	-	-	4,688,356
Lease liability	-	-	-	-
Derivative liability	-	-	176,919	176,919
ETP holders payable	-	-	397,243,174	397,243,174
Total liabilities	6,266,127	24,766,381	399,612,637	430,645,145

December 31, 2025	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	52,948,491	2,101	9,203,569	29,079,929	91,234,090
Client cash deposits	-	-	5,615,054	-	5,615,054
Public investments, at fair value through profit and loss	272,520	-	-	-	272,520
Prepaid expenses	562,981	73,144	8,267,050	693,747	9,596,922
Digital assets, digital assets loaned, and digital assets staked	-	65,040	14,066,946	501,454,945	515,586,931
Equity instruments	-	-	-	131,982,050	131,982,050
Right-of-use assets	-	-	-	2,999,253	2,999,253
Investment in associate	2,423,934	-	-	-	2,423,934
Other non-current assets	28,172,752	-	-	36,680,278	64,853,030
Total assets	84,380,678	140,285	37,152,619	702,890,202	824,563,784
Accounts payable and accrued liabilities	2,151,846	49,421	7,754,780	1,610,274	11,566,321
Loans payable	-	-	-	2,611,009	2,611,009
Trading liabilities	-	-	21,826,430	-	21,826,430
Warrant liability	13,599,316	-	-	-	13,599,316
Lease liability	-	-	-	3,102,188	3,102,188
ETP holders payable	-	-	-	622,304,667	622,304,667
Total liabilities	15,751,162	49,421	29,581,210	629,628,138	675,009,931

Information about the Company’s revenues and expenses by segment for the six months ended June 30, 2026 and the six months ended June 30, 2025 is detailed below:

Six months ended June 30, 2026	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	3,805,197	3,805,197
Management fees	-	-	2,463,268	2,463,268
Trading commissions	-	5,393,048	-	5,393,048
Other revenue	109,909	-	43,500	153,409
Revenues excluding realized and net change in unrealized (loss) gain	109,909	5,393,048	6,311,965	11,814,922
Realized and net change in unrealized loss on digital assets	-	(53,124)	(197,688,022)	(197,741,146)
Realized and net change in unrealized loss on equity investments	-	-	(39,861,327)	(39,861,327)
Realized and net change in unrealized gains on ETP payables	-	-	244,922,047	244,922,047
Realized and net change in unrealized loss on derivative liabilities	-	-	(176,919)	(176,919)
Revenues from realized and net change in unrealized (loss) gain	-	(53,124)	7,195,779	7,142,655
Total revenues	109,909	5,339,924	13,507,744	18,957,577

Expenses
Operating, general and administration	4,509,690	3,169,477	7,859,577	15,538,744
Share based payments	2,985,533	-		2,985,533
Amortization - right-of-use asset	-	-	261,347	261,347
Amortization - intangibles	-	24,280	-	24,280
Fees and commissions	17,750	624,897	1,416,297	2,058,944
Foreign exchange (gain) loss	538,353	(2,496)	89,677	625,534
Total operating expenses	8,051,326	3,816,158	9,626,898	21,494,382
Operating (loss) income	(7,941,417)	1,523,766	3,880,846	(2,536,805)

Realized (loss) on investments, net	-	-	-	-
Unrealized (loss) on investments, net	(15,757,944)	-	(1,000,000)	(16,757,944)
Interest income	701,093	1,582	33,044	735,719
Interest expense	-	(3,485)	(462,142)	(465,627)
Other income	206,106		-	206,106
Gain on lease termination	-	-	146,213	146,213
Other expense	(28,976)	-		(28,976)
Loss on investment in associate	(91,629)	-	-	(91,629)
Change in fair value of warrant liabilities	8,910,960	-	-	8,910,960
Bad debt recovery	-	-	128,854	128,854
Impairment loss	-	-	(375,928)	(375,928)
Total other income (expenses)	(6,060,390)	(1,903)	(1,529,959)	(7,592,252)
Net income after tax	(14,001,807)	1,521,863	2,350,887	(10,129,057)
Other comprehensive loss
Foreign currency translation loss	-	-	57,154	57,154
Net income and comprehensive income for the period	(14,001,807)	1,521,863	2,408,041	(10,071,903)

Six months ended June 30, 2025	DeFi	Reflexivity	DeFi Bermuda	Stillman Digital	Neuronomics	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	(288,708)	936	(9,106)	238,820	-	(88,871,588)	(88,929,646)
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	-	-	173,809,075	173,809,075
Unrealized gain on equity investments	-	-	-	-	-	(53,027,796)	(53,027,796)
Staking and lending income	-	-	-	-	-	16,657,583	16,657,583
Trading commissions	-	-	-	3,997,758	-	-	3,997,758
Management fees	-	-	-	-	41,130	4,621,117	4,662,247
Research revenue	-	358,500	-	-	-	-	358,500
Realized (loss) on investments, net	(478,182)	-	-	-	-	-	(478,182)
Unrealized (loss) on investments, net	2,702	-	-	-	-	-	2,702
Interest income	13,007	-	-	951	14,749	387	29,094
Total revenue	(751,181)	359,436	(9,106)	4,237,529	55,879	53,188,778	57,081,335
Expenses
Operating, general and administration	6,642,544	435,992	19,945	2,447,021	141,877	4,426,809	14,114,188
Share based payments	8,550,656	-	-	-	-		8,550,656
Depreciation - property, plant and equipment	-	-	-	755	-	103	858
Amortization - intangibles	703,214	-	-	2,227	-	-	705,441
Interest expense	294	-	-	1,092	-	232,656	234,042
Fees and commissions	18,963	-	-	498,404	-	3,607,022	4,124,389
Foreign exchange (gain) loss	(44,967)	-	-	893	4,807	(338,867)	(378,134)
							-
Total expenses	15,870,704	435,992	19,945	2,950,392	146,684	7,927,723	27,351,440
Income (loss) before other item	(16,621,885)	(76,556)	(29,051)	1,287,137	(90,805)	45,261,055	29,729,895
Gain on settlement of debt	-	-	-	-	-	-	-
Provision on accounts receivable	16,444,157	-	(16,444,157)	-	-	-	-
Net income (loss) for the year	(33,066,042)	(76,556)	16,415,106	1,287,137	(90,805)	45,261,055	29,729,895
Current taxes	-	-	13,543	1,003,748	761	201	1,018,253
Net income (loss) after tax	(33,066,042)	(76,556)	16,401,563	283,389	(91,566)	45,260,854	28,711,642
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	-	-	-	-	2,085,410	2,085,410
Net (loss) income and comprehensive (loss) income for the period	(33,066,042)	(76,556)	16,401,563	283,389	(91,566)	47,346,264	30,797,052

DeFi Alpha is a division within Valour focused on arbitrage trading opportunities.  It does not have its own statement of financial position but leverages Valour’s equity for its trades.  The CODM only reviews DeFi Alpha’s trading operating results as part of its consolidated review of Valour and hence it has not been presented separately in the table above. The comparative period has been restated to align with the current period presentation.

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

●	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

●	to give shareholders sustained growth in value by increasing shareholders’ equity; while

●	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

●	raising capital through equity financings (including US$100 million in September 2025); and

●	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than (a) CBOE Canada (formerly the NEO Exchange) which requires one of the following to be met: (i) shareholders’ equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least CAD$25 million and (b) Nasdaq Capital Market which requires, one of the following to be met: (i) shareholder equity of at least $2.5 million, (ii) market value of listed securities of at least $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently competed fiscal years.

Readers should refer to the Risk Factors - Regulatory Risks section of this MD&A for a discussion of pertinent governmental and political policies that could materially affect, directly or indirectly investments in the Company.

There were no changes to the Company’s capital management during the six months ended June 30, 2026.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $600,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these Interim Financial Statements. Minimum commitments remaining under these contracts were approximately $3,913,000 all due within one year.

Legal Commitments and Class Action Lawsuit in the United States

The Company is, from time to time, involved in various claims and legal proceedings including a class action lawsuit filed against the Company and certain officers in the United States District Court for the Eastern District of New York which alleges that the Defendants made false and / or misleading statements and / or failed to disclose that: (i) DeFi was facing delays in executing its DeFi arbitrage strategy, which at all relevant times was a key revenue driver for the Company; (ii) DeFi had understated the extent of competition it faced from other Digital Asset Treasury companies and the extent to which that competition would negatively impact its ability to execute its DeFi arbitrage strategy; (iii) as a result of the foregoing issues, the Company was unlikely to meet its previously issued revenue guidance for the fiscal year 2025; (iv) accordingly, Defendants had downplayed the true scope and severity of the negative impact that the foregoing issues were having on DeFi’s business and financial results; and (v) as a result, Defendants’ public statements were materially false and misleading at all relevant times.

The Company does not agree with the allegations in the Class Action Lawsuit and intends to vigorously defend itself in Court. Based on the early stage of this dispute and the Company’s belief in the merits of its legal defenses, it has not accrued for any potential loss in the Annual Financial Statements. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any existing or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	30-Jun-26	31-Mar-26	31-Dec-25	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24
Revenue	7,764,460	$11,193,117	$22,527,831	$13,423,306	$43,193,174	$(19,335,566)	$28,152,839	$25,330,339
Net income (loss) and comprehensive income (loss)	$(14,976,654)	$4,904,751	$2,992,998	$866,524	$29,930,528	$(22,319,306)	$15,018,065	$(6,057,109)
Income (loss) per Share - basic	(0.04)	0.01	0.01	0.01	0.09	(0.08)	0.06	(0.02)
Income (loss) per Share - diluted	(0.04)	0.01	0.01	0.01	0.08	(0.07)	0.05	(0.02)
Total Assets	$573,253,160	$634,181,199	$918,591,677	$874,051,988	$723,514,763	$917,869,655	$685,285,551	$573,679,281
Total Long Term Liabilities	$2,548,215	$2,548,215	$0	$0	$0	$0	$0	$0

The Company’s quarterly results fluctuations are largely driven by changes in cryptocurrency prices, in particular Bitcoin which tends to set the market tone for the broader cryptocurrency market.

Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-25	31-Dec-24	31-Dec-23
(a) Net Revenue	$99,136,469	$(31,425,751)	$7,672,827
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$62,405,727	$(28,532,195)	$(15,034,425)
(ii) Income (loss) per share – basic	$0.18	$(0.10)	$(0.07)
(iii) Income (loss) per share – diluted	$0.17	$(0.10)	$(0.07)
(c) Total Assets	$824,563,783	$918,591,677	$437,044,148
(d) Total Liabilities	$675,009,930	$899,447,480	$423,426,896

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Related Party Transactions

a)	The Interim Financial Statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Valour Funds SPC	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company (continued)

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2026 and 2025 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Short-term benefits	$1,915,905	$627,902	$3,728,134	$1,118,933
Shared-based payments	938,483	648,674	1,942,333	914,280
	$2,854,388	$1,276,576	$5,670,467	$2,033,213

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR+ at www.sedarplus.ca

c)	During the year ended December 31, 2025, the Company incurred $502,545 in legal fees to a firm in which a former director of the Company is a partner.

The Company announced a full-stack sovereign finance framework to modernize the $100 trillion sovereign debt market with SovFi, an entity held by the CEO, an Advisor and the President of the Company. The Company incurred no legal fees related to SovFi in the six months ended June 30, 2026 (December 31, 2025 - $20,000). The $20,000 was repaid by SovFi in full in May 2026. The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at June 30, 2026 and December 31, 2025.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of June 30, 2026 and December 31, 2025.

Investment	Nature of relationship to investment	Estimated Fair Value
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - June 30, 2026		$199,875

*	Private company

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - December 31, 2025		$1,199,875

*	Private company

Financial Instruments and Other Instruments

Financial assets and financial liabilities as at June 30 2026 and December 31, 2025 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2025
Cash	$91,234,090	$-	$91,234,090
Client Cash Deposits	5,615,054	-	5,615,054
Digital assets, digital assets loaned, and digital assets staked	-	515,586,931	515,586,931
Equity investments	-	131,982,050	131,982,050
Public investments	-	272,520	272,520
Private investments	-	29,372,628	29,372,628
Accounts payable and accrued liabilities	(9,270,110)	-	(9,270,110)
Loan payable	(2,611,009)	-	(2,611,009)
Lease liability	(3,102,188)	-	(3,102,188)
Warrant liability	-	(13,599,316)	(13,599,316)
Trading liabilities	-	(24,122,640)	(24,122,640)
ETP holders payable	-	(622,304,667)	(622,304,667)
June 30, 2026
Cash	$60,311,712	$-	$60,311,712
Client Cash Deposits	6,935,781	-	6,935,781
Other financial assets	2,000,921	17,049,562	19,050,483
Digital assets, digital assets loaned, and digital assets staked	-	365,799,777	365,799,777
Equity investments	-	60,576,922	60,576,922
Public investments	-	335,280	335,280
Private investments	-	15,147,378	15,147,378
Accounts payable and accrued liabilities	(5,127,267)	-	(5,127,267)
Loan payable	-	-	-
Lease liability	-	-	-
Warrant liability	-	(4,688,356)	(4,688,356)
Trading liabilities	-	(23,409,429)	(23,409,429)
ETP holders payable	-	(397,243,174)	(397,243,174)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Expected credit losses related to digital assets loaned are recorded in the bad debt expense on the consolidated statement of operations. Expected credit losses related to collateral provided on the Company’s loan payable has been recorded through unrealized losses on digital assets in the statement of operations. Expected credit losses for the six months ended June 30, 2026, are as follows:

	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	SOL	274,177.8082	13,216,153	6,845,410	20,061,563	(69,146)	19,992,417
Counterparty E	BTC	67.97932	3,963,438.00	-	3,963,438	(2,972,578)	990,860

(a)	Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

(b)	Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at June 30, 2026, the Company had current assets of $485,217,736 (December 31, 2025 - $667,317,486) to settle current liabilities of $430,645,145 (December 31, 2025 - $672,461,715).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at June 30, 2026 and December 31, 2025:

	June 30, 2026
	Total	Less than 1 year	1-3 years
Cash	$60,311,712	$60,311,712	$-
Client cash deposits	6,935,781	6,935,781	-
Prepaid expenses	7,683,328	7,683,328	-
Digital assets, digital assets loaned, and digital assets staked	365,799,777	356,237,483	9,562,294
Public Investments	335,280	335,280	-
Private investments	15,147,378	-	15,147,378
Other financial assets	19,050,483	19,050,483	-
Equity investments	60,576,922	32,331,364	28,245,558
Accounts payable and accrued liabilities	(5,127,267)	(5,127,267)	-
Loan payable	-	-	-
Trading liabilities	(23,409,429)	(23,409,429)
Lease liability	-	-	-
ETP holders payable	(397,243,174)	(397,243,174)	-
Total assets / (liabilities)	$110,060,791	$57,105,561	$52,955,230

	December 31, 2025
	Total	Less than 1 year	1-3 years
Cash	$91,234,090	$91,234,090	$-
Client cash deposits	5,615,054	5,615,054	-
Prepaid expenses	9,596,922	9,596,922	-
Digital assets, digital assets loaned, and digital assets staked	515,586,931	482,763,021	32,823,910
Public Investments	272,520	272,520	-
Private investments	29,372,628	-	29,372,628
Equity investments	131,982,050	75,411,946	56,570,104
Accounts payable and accrued liabilities	(9,270,110)	(9,270,110)	-
Loan payable	(2,611,009)	(2,611,009)	-
Trading liabilities	(24,122,640)	(24,122,640)
Lease liability	(3,102,188)	(553,973)	(2,548,215)
ETP holders payable	(622,304,667)	(622,304,667)	-
Total assets / (liabilities)	$122,249,581	$6,031,154	$116,218,427

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

(d)	Market risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. At June 30, 2026, one investment made up approximately 0.3% (December 31, 2025 – one investment of 0.3%) of the total assets of the Company.

(e)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At June 30, 2026, the company had one investment exposed to market risk (December 31, 2025 – one investment) of the total assets of the Company.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at June 30, 2026, a 1% change in interest rates could result in an approximately $657,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at June 30, 2026 and December 31, 2025, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	June 30, 2026
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$988,138	$679,144	$1,156,641	$16,911,084	$6,644,235	$113,693
Private investments	12,282,783	-	-	-	-	-
Public investments	335,280	-	-	-	-	-
Prepaid	-	-	453,147	-	-	9,896
Accounts payable and accrued liabilities	(1,066,311)	-	(281,228)	-	(15,296)	(143,355)
ETP holders payable	-	-	-	(47,807,101)	(3,407,542)	-
Net assets (liabilities)	$12,539,890	$679,144	$1,328,560	$(30,896,017)	$3,221,397	$(19,766)

	December 31, 2025
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$2,284,909	$51,536	$8,928,624	$12,978,875	$4,570,541	$457,515
Private investments	25,172,753	-	-	-	-	-
Prepaid investment	-	-	528,255	-	-	34,278
Accounts payable and accrued liabilities	(1,003,289)	-	(449,107)	-	(20,219)	(14,057)
ETP holders payable	-	-	-	(285,235,369)	(9,211,650)	-
Net assets (liabilities)	$26,454,373	$51,536	$9,007,772	$(272,256,494)	$(4,661,328)	$477,736

A 10% increase (decrease) in the value of the US dollar against all foreign currencies in which the Company held financial instruments as of June 30, 2026 would result in an estimated increase (decrease) in net income of approximately $8,100,800 (June 30, 2025 - $8,830,000).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public investments, private investments, and derivative liabilities are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2025 financial statements.

iii.	Other investments are carried at fair value through profit and loss.

iv.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

v.	Warrant liability carried at its fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at June 30, 2026 and December 31, 2025.

	Level 1 (Quoted Market price)	Level 2 (Valuation technique - observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded investments	$-	$-	$29,372,628	$29,372,628
Digital assets	-	496,934,790	18,652,141	515,586,931
Equity investments	-	-	131,982,050	131,982,050
Publicly traded investments	272,520	-	-	272,520
Warrant liability	-	-	(13,599,316)	(13,599,316)
December 31, 2025	$272,520	$496,934,790	$166,407,503	$663,614,813

Privately traded investments	$-	$-	$15,147,378	$15,147,378
Other financial assets	17,049,562	-	-	17,049,562
Digital assets	-	359,472,791	6,326,986	365,799,777
Equity investments	-	-	60,576,922	60,576,922
Publicly traded investments	335,280	-	-	335,280
Warrant liability	-	-	(4,688,356)	(4,688,356)
June 30, 2026	$17,384,842	$359,472,791	$77,362,930	$454,220,563

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended June 30, 2026 and December 31, 2025. These financial instruments are measured at fair value based utilizing quoted market prices. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, financial assets at fair value	June 30, 2026	December 31, 2025
Opening balance	$272,520	$778,085
Realized loss on investments	-	(419,093)
Additions	22,180,585	-
Unrealized loss on investments	(3,056,555)	-
Foreign exchange loss	(10,787)	-
Transferred from level 3	-	272,520
Investments sold	-	(358,992)
	$19,385,763	$272,520

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended June 30, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, financial assets at fair value	June 30, 2026	December 31, 2025
Opening balance	$496,934,790	$555,838,900
Digital assets acquired	34,559,755	232,267,760
Digital assets disposed	(16,466,844)	(87,878,518)
Digital assets earned from staking, lending and fees	3,677,070	12,332,036
Realized gain on digital assets	(60,135,440)	49,635,380
Unrealized losses on digital assets	(140,304,931)	(260,376,909)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from level 3	30,731,127	2,749,352
Digital assets from settlement of ETPs	10,378,596	-
Fees and other	98,668	(1,532,613)
	$359,472,791	$496,934,790

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended June 30, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 3 investments, financial assets at fair value	June 30, 2026	December 31, 2025
Opening balance	$180,006,819	$294,773,144
Transferred to level 1	-	(272,520)
Acquired as subsidiary	-	(379,906)
Realized gain	(2,228,661)	31,217,931
Unrealized (loss)/gain	(51,115,272)	(121,974,940)
Transferred to level 2	(30,731,127)	(2,749,352)
Foreign exchange loss	(523,862)	(527,269)
Equity investments disposed	(15,965,180)	(71,685,819)
Cash	15,965,179	50,865,445
Cash transferred to bank	(15,965,179)	-
Management fees	(248,663)	-
Digital assets earned from staking, lending and fees	2,857,232	740,105
	$82,051,286	$180,006,819

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

Level 3 investments, financial liabilities at fair value	June 30, 2026	December 31, 2025
Opening balance	$13,599,316	$-
Warrants granted	-	53,195,195
Change in fair value	(8,910,960)	(39,595,879)
	$4,688,356	$13,599,316

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at June 30, 2026 and December 31, 2025.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Luxor Technology Corporation	$524,963	Recent financing	Marketability of shares	0% discount
Amina Bank	24,285,752	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	362,038	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	131,982,050	Market approach	Discount for lack of marketability	16% discount
Digital assets on loan	18,652,141	Market approach	Discount for lack of marketability	30% discount
December 31, 2025	$180,006,819

Luxor Technology Corporation	$505,435	Recent financing	Marketability of shares	0% discount
Amina Bank	11,442,068	Market approach	Marketability of shares	0% discount
ZKP Corporation	-	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	-	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	60,576,922	Market approach	Discount for lack of marketability	13% discount
Digital assets on loan	6,326,986	Market approach	Discount for lack of marketability	25% discount
June 30, 2026	$82,051,286

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. As at December 31, 2025, the valuation of LTC was based on secondary sale of shares and as a result, the Company increased the value of its investment during the year ended December 31, 2025. As at June 30, 2026, the valuation of LTC was $505,435 (December 31, 2025 - $524,963). As at June 30, 2026, a +/- 10% change in the fair value of LTC will result in a corresponding +/- $50,544 (December 31, 2025 - $52,496) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 (CAD$34,498,750) to acquire 3,906,250 non-votes shares of Amina. During the year ended December 31, 2025 and three months ended end June 30, 2026, the Company impaired its investment in Amina due to the decrease in Amina’s assets under management. As at June 30, 2026, the valuation of Amina was $11,442,069 (December 31, 2025 - $24,285,752). As at June 30, 2026, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $1,144,207(December 31, 2025: +/- $2,428,575) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. During the six months ended June 30, 2026, the Company impaired its investment in ZKP. As at June 30, 2026, the valuation of ZKP was $Nil (December 31, 2025: $1,000,000). As at June 30, 2026, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $Nil change in the carrying amount (December 31, 2025 - $100,000).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at June 30, 2026, the valuation of Global Benchmarks was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2025 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire 25 shares of CH Technical. During the year ended December 31, 2025 and in the three months ended March 31, 2026, the Company impaired its investment in CH Technical based on the investments in CH Technical. As at June 30, 2026, the valuation of CH Technical was $Nil (December 31, 2025 - $362,038). As at June 30, 2026, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $Nil change in the carrying amount (December 31, 2025 - $36,203).

TenX Protocols Inc. (“TenX”)

On July 24, 2025, the Company invested $718,339 to acquire 1,334,000 subscription receipts of TenX. During the year ended December 31, 2025, the Company converted its 1,334,000 subscription receipts into 1,334,000 common shares and 667,000 common share purchase warrants. As a result of this conversion, the Company revalues its investment in TenX based on the market price of the TenX shares at the end of each reporting period. During the six months ended June 30, 2025, the Company received an additional 938,831 TenX shares. As at June 30, 2026, the valuation of TenX was $335,280 (December 31, 2025 - $272,520). As at June 30, 2026, a +/- 10% change in the fair value of TenX will result in a corresponding +/- $33,528 change in the carrying amount (December 31, 2025 - $27,252).

Canada Stablecorp Inc.

On September 9, 2025, the Company invested $499,999 to acquire 303,030 shares of Canada Stablecorp Inc. As at June 30, 2026, the valuation of Canada Stablecorp Inc.was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026, a +/- 10% change in the fair value of Canada Stablecorp Inc. will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Continental Stable Coin

On July 25, 2025, the Company invested $500,000 to acquire rights to certain preferred shares of Continental Stable Coin. As at June 30, 2026, the valuation of Continental Stable Coin was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026, a +/- 10% change in the fair value of Continental Stable Coin will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Bonsol Labs Inc. (“Bonsol”)

On November 13, 2025, the Company invested $2,000,000 to acquire rights to certain preferred shares of Bonsol. As at June 30, 2026, the valuation of Bonsol was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at June 30, 2026. As at June 30, 2026, a +/- 10% change in the fair value of Bonsol will result in a corresponding +/- $200,000 change in the carrying amount (December 31, 2025 - $200,000).

SUI Digital Assets Loaned at FVTPL

During Q2 2025, the Company invested $41,160,000 to acquire SUI digital assets. Management used the net asset values as determined by market pricing and applied a 26% discount for lack of marketability. As at June 30, 2026, a +/- 10% change in the fair value of the SUI digital assets loaned will result in a corresponding +/- $605,769 change in the carrying amount (December 31, 2025: $1,865,214).

Equity Investments in Digital Assets Funds at FVTPL

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 15% discount for lack of marketability. As at June 30, 2026, a +/- 10% change in the fair value of the Equity Investments in Digital Assets will result in a corresponding +/- $6,057,692 change in the carrying amount (December 31, 2025 - $13,198,205).

Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors choosing other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such markets . It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

Outstanding Share Data

As of August 13, 2026, the following securities are outstanding:

Common Shares

As of August 13, 2026, there was 388,093,225 issued and outstanding.

Preferred Shares

As of August 13, 2026, there were 4,500,000 preferred shares outstanding. The preferred shares are non-voting, non-participating, non-redeemable (except in certain circumstances), non-retractable, and non-convertible. The preferred shares have the right to cumulative preference dividend of 9%.

Stock Options

As of August 13, 2026, there were 17,842,217 stock options issued and outstanding with an exercise price ranging from CAD$0.17 to CAD$4.97 expiring between August 12, 2026 and April 15, 2031.

Warrants

As of August 13, 2026, there were 20,000,000 warrants outstanding, each exercisable to purchase a common share at a price of CAD$0.20 and expiring on November 6, 2028, 34,246,577 warrants outstanding, each exercisable to purchase a common share at a price of US$2.63 and expiring on September 26, 2028.

Deferred share units

As of August 13, 2026, there were 8,184,369 deferred share units issued and outstanding with vesting terms ranging from six months to three years.

Restricted share units

As of August 13, 2026, there were 2,573,073 restricted share units issued and outstanding with vesting terms of two years.

Performance share units

As of August 13, 2026, there were 200,000 performance share units issued and outstanding with vesting term of ten months.

Risks and Uncertainties

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2025 filed on SEDAR+ for a full description of the Company’s risks in addition to those highlighted below.

Forward-Looking Information and FOFI May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking information. By their nature forward-looking information and future-orientated financial information and financial outlook information (collectively, “FOFI”) involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Class action litigation may also arise in connection with forward-looking statements, even where such statements are accompanied by cautionary language.

Redemptions

Significant ETP redemptions could adversely impact the prospectus and operating results of the Company. A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also negatively impact the Company’s equity and liquidity adversely affect the Company’s reputation and / or result in further declines in AUM, all of which could have an unfavourable impact on our business, financial condition and operating results.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares. Limited analyst coverage or negative analyst reports may further contribute to volatility and reduced liquidity in our stock.

In addition, the price of the Company’s Common Shares, may be affected by its failure to comply with the continued listing requirements of stock exchanges on which it is listed. For example, the Company is not currently in compliance with the Nasdaq minimum bid price requirement.

Multilateral Instrument 52-109 Disclosure

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for the establishment and maintenance of DC&P and ICFR. The Company’s management, including the CEO and CFO, has designed the DC&P and ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The CEO and the CFO have concluded that the Company’s ICFR were not effective as of June 30, 2026 because of the material weakness identified during the 2024 audit (leading to restatements of the Q2 2024 and Q3 2024 interim financial statements) and associated extensive manual processes for digital asset and ETP transaction processing has not been fully remediated and associated internal controls tested as operating effectively for a period of time.

Remediation of Material Weakness in ICFR

We continue to work to fully remediate the material weakness and are taking steps to strengthen our internal control over financial reporting. We are taking appropriate and reasonable steps to remediate this material weakness through the implementation of a new ERP system (NetSuite) and new cryptocurrency subledger (Cryptio) which will automate many accounting processes previously done manually and provide for stronger internal controls through system configured review and approval steps.

The implementation of both of these new IT systems commenced during the fall of 2025. The Company conducted a parallel run with NetSuite and Cryptio with our legacy system during the first quarter of 2026. The Q1 2026 parallel run testing yielded some additional configuration requirements for Cryptio for accurate ETP processing. It was not possible to resolve these configuration requirements for the Q2 2026 close. To help complete the configuration requirements to an audit ready level, the Company engaged an advisory firm during Q2 2026 to assist with the completion of the integration process. The Company is working toward a January 1, 2027 go-live date for the new systems. The Company will run both systems in parallel for the balance of 2026 to identify and reconcile any differences.

Management expects to continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of our internal control over financial reporting. We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Material Accounting Policies

The Company’s material accounting policies can be found in Note 2 of the Annual Financial Statements.

IFRS 7 and IFRS 9 - In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) - linked features and other similar contingent features and the treatment of nonrecourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Adoption of this standard did not have a material impact on the Company’s condensed consolidated interim financial statements.

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2027 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IFRS 18 - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

Reclassification of Comparative Amounts

Certain amounts have been reclassified in Condensed Consolidated Interim Statement of Operations and Comprehensive Income /(Loss) of the Interim Financial Statements for previous periods to conform to the current period presentation.   Only reclassifications have been made with no changes in accounting policies or revision of previously reported amounts.  There is no change to previously reported net income (loss).

Critical Accounting Estimates and Assumptions

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the Interim Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements are as follows:

Accounting for digital assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 7) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

Equity investments in digital assets at fair value through profit and loss

Investments in equity instruments at fair value through profit or loss - Included in investments in equity instruments at fair value through profit or loss are investments in a US private company (LLC), and a U.S. Limited Liability Partnership via a Cayman Island domiciled feeder Limited Liability Partnership.

Management accounted for such investments at fair value to profit or loss under IFRS 9, because the Company does not exercise significant influence over the investee. The Company does not have any contractual right to appoint any representative to the investee’s board of directors. In addition, the Company does not have any participation in policymaking processes and does not have any material transactions with the investee. The fair value of investments in investment funds which are not quoted in an active market is determined by using net asset value as determined by the investment fund’s administrator and include a discount for lack of marketability (“DLOM”). Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the investment fund or its underlying investments, any restrictions on redemptions and basis of accounting.

Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation techniques, such as the Black-Scholes model, are used to value these instruments.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 8 for the discussion regarding impairment of the Company’s non-financial assets.

Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

Assessment of transaction as an asset purchase or business combination

Significant acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future performance of these assets.

Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criteria are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.